#24



03050251

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Keppel Corp.

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 2564 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/24/03

Keppel Corporation

Summary Financial Report 2002

CONTENTS

Keppel Corporation

KEPPEL CORPORATION LIMITED
(Incorporated in the Republic of Singapore)

CHAIRMAN'S STATEMENT



It gives me great pleasure to report that your Company has produced another year of record financial results.



Lim Chee Onn
Chairman
Singapore, 8 April 2003

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES

It gives me great pleasure to report that your Company has produced another year of record financial results.

FINANCIAL HIGHLIGHTS

- Profit After Tax & Minority Interests (PATMI) of $356m (excluding exceptional items) and Earnings Per Share (EPS) of 46.3 cents (33% growth over 2001)
- Return on Equity (before exceptionals) increased from 10.1% to 13.4%
- $475m of non-core assets and non-performing businesses divested
- Gearing reduced from 1.12x to 1.00x as at end 2002
- Economic Value Added (EVA) improved by $370m, from negative $665m in FY2001 to negative $295m at end 2002, due to growth in operating profits and sale of low yielding assets
- Strong free cash flow of $284m
- The Board has recommended a final dividend of 10 cents per share. This together with the interim dividend of 8 cents per share paid in September 2002 will result in an aggregate dividend of 18 cents per share for the year. Based on our projected earnings and capital expenditures, we are confident of generating sufficient cash flow to maintain our 30 - 35% dividend payout ratio
- The Board has also recommended a capital distribution of 12 cents per share
- Growth continued to be secured from overseas contracts, arising from our global network

As these results have shown, Keppel has made creditable progress in meeting its objective to increase shareholders' value. Let me now review the Group's 2002 performance before I proceed to outline the steps that we will take in our bid to achieve a sustainable long-term growth.

PERFORMANCE OF OUR CORE BUSINESSES

The Group's three core businesses – Offshore & Marine, Property Development and Infrastructure - continue to sustain the Group's earnings growth by balancing their respective business cycles.

Offshore & Marine showed healthy growth over 2001's already strong performance. Revenue and PATMI (excluding exceptionals) grew by 26% and 169% respectively. The improvement in PATMI was due in part to the privatisation of Keppel's offshore (Keppel FELS) and marine (Keppel Hitachi Zosen) business units in end 2001 and early 2002 respectively. As at end March 2003, the level of enquiries for offshore and marine equipment remained high. The fundamentals of the industry still point towards strong demand over the next several years due to the progressive replacement of ageing rigs and the need for new equipment designed for deeper water exploration and production activities.

We have been asked whether we would see demand for offshore equipment surge given the oil prices of over US$30 per barrel. I would like to address this perception about the correlation between oil prices and demand for offshore equipment. Exploration and production are high-capex activities that require long term planning. It is viable for oil companies to explore for oil as long as oil prices stay above a threshold oil price level. Therefore, further oil price spikes beyond this level will not significantly increase drilling activities, especially if the spike is not deemed to be sustainable. This is the situation that we currently observe with the war premium built into prevailing oil prices.

Property showed a 14% and 40% improvement in revenue and PATMI (excluding exceptionals) respectively, reversing the decline seen in 2001. The improvement was driven by a more steady Singapore residential market, but the office market remained soft. We expect our property development business to be one of the key profit growth contributors going forward with progressive launches of its residential projects in the region - China, Bangkok and Vietnam. This will more than compensate for the continuing weakness in the Singapore property market.

Infrastructure registered 39% improvement in revenue but PATMI (excluding exceptionals) declined by 42% in 2002, due mainly to the one-time contribution from sale of a toll road investment in 2001. The emergency power supply project in Brazil came onstream in the fourth quarter of 2002, and will be the main profit growth driver for this division in 2003. Network Engineering was adversely affected by the structural changes in the telecommunications industry. While the long-term outlook of telecommunications sector remains positive, we foresee continuing weak performance in the immediate future until capital spending in the sector picks up again. Towards the end of last year, we expanded our environmental engineering business in our Infrastructure Division with the acquisition of the assets of Seghers Better Technology (SBT) which include know-how in incineration, water and sludge treatment. We expect to develop this over the next two to three years into a key contributor in this Division.

In summary, outlook for the total earnings of the Group is stable, with some growth. While Offshore & Marine is currently the strongest contributor and we expect performance to remain creditable, 2003 will not see a repeat of the growth we saw in 2002, due to prevailing uncertainties. Contribution from Property is on the upswing and we expect the contribution from this Division to rise significantly. Infrastructure is still nascent but we are taking steps to build it into a growth engine for the Group.

Taken as a whole, the Group performed creditably in 2002. Notwithstanding the difficult business environment, the preparatory efforts we have put in gives me the confidence that we will be able to meet our earnings' target of Compounded Annual Growth Rate (CAGR) of 15 – 20% for 2001 through 2003.

CAPTURING NEW MARKETS FOR GROWTH

In 2002, 76% of turnover and 64% of PATMI for our core businesses came from overseas customers and contracts. Growth for us will continue to come from beyond the shores of Singapore. We will further expand our global operations this year but will do so with financial prudence. Each new investment made must be EVA-accretive and generate a minimum of 12% Return on Equity.

Over the foreseeable future, one key growth market for Keppel Offshore & Marine is the Caspian region. Beginning in the nineties, this area saw a renaissance of oil and gas exploration and production activities. With the confluence of many factors including recent discovery of large fields such as the Kashagan field in Kazakhstan, increasing Middle East tensions and depleting reserves in mature markets in the North Sea, we expect the Caspian Sea to become an important source of energy. Anticipating the demand for offshore equipment and services in the Caspian region, Keppel established the Caspian Shipyard in 1997, the first offshore fabrication yard in Azerbaijan. The yard broke even in its first full year of operations and has generated healthy returns for us. Being a pioneer has won us recognition and credibility as a serious participant in the Caspian offshore and marine industry. We have been studying similar opportunities to increase our presence in this market and we expect to make further inroads this year.

We have identified China as the key growth market for our property and environmental engineering businesses.

Our property business in China aims to capitalise on the rising demand for both basic and middle-income housing. We expect such demand to intensify especially if the Chinese economy achieves sustained growth of 7-8% per annum over the next few years. With Keppel's reputable brand name and a track record of over 15 years of business operations in China, we are confident of winning the trust of the Chinese home-buying public. Our recent residential property launch at One Park Avenue in Shanghai saw overwhelming demand from local and overseas customers. This project will be a strong contributor to our bottom line in 2003 and 2004.

Moving beyond Shanghai, Keppel Land has secured residential projects in Beijing and Chengdu, targeting the less elastic segment of middle-income home-buyers rather than property investors. These projects will be launched in 2004-2005.

Demand for middle-income landed residential properties is on the increase in Thailand and Vietnam. Later this year, we plan to launch such developments in Bangkok and Ho Chi Minh City to take advantage of these expanding markets. These projects are the outcome of capitalizing the Group's established network and presence in these markets over the years.

We also expect a pent-up demand for solid waste, water and wastewater treatment in China over the next few years. This trend is clear in the more developed cities where increasing attention is being placed on environmental protection. This is especially so in waste incineration and water treatment. The hosting of events such as the 2008 Olympics and World Expo 2010 in Beijing and Shanghai respectively has further given the Chinese government agencies stronger mandates and support to accelerate environmental protection investments in the larger cities.

Keppel's Infrastructure Division intends to capitalize on such opportunities and is actively pursuing contracts with municipal authorities and the private sector to build incineration plants and sludge treatment facilities in China. Towards this objective our Infrastructure Division, through wholly-owned subsidiary Seghers Keppel Technology Group (SKG), acquired the assets of SBT, a leading Belgium-based environmental technology specialist with an established track record and reputable brand name in China. The strengths of SBT will complement Keppel Group's project management expertise and business networks established in China over the years.

BUILDING INTELLECTUAL PROPERTY DEVELOPMENT ENGINES

As our businesses grow increasingly global, we need to build up our capacity to compete against low cost producers who compete solely on the basis of low raw material and labour cost. We believe that possessing intellectual property (IP) and the capability to customise our solutions will enable us to retain and even enhance our margins. This is also the basis on which we penetrate new markets and offer superior value to our customers.

In Offshore & Marine, we have a history of successful IP development and commercialization. Of all the proprietary designs that we have developed, the most well known are probably the "KFELS MOD V" and "KFELS MOD VI" series of premium jack-up drilling rigs. They incorporate our proprietary elevating & fixation technology. In February 2003, after a two-year evaluation of rig designs in the market, ENSCO International (ENSCO), a leading offshore drilling contractor selected the KFELS MOD V rig design as the basis for developing the next generation fleet of offshore rigs to replace their existing fleet. This development affirms Keppel's superior design status. We have now entered into a partnership with ENSCO to co-develop and co-invest in such a premium jack-up rig.

Recognising the long lead-time to develop and commercialise new intellectual property, Keppel is preparing for the future by partnering the National University of Singapore and other international institutions to spearhead research projects as well as product and technology development in the offshore and marine industry. We will replicate this approach to developing intellectual property in our other businesses.

For Property, the Keppel brand name as a quality housing developer is our strongest intellectual asset. Our "quality" image is enhanced by the property and facilities management services that Keppel Land provides to the properties it develops. This ensures that the development stays in good condition, thus enhancing the living environment and the property's resale value. We believe that this will be a key differentiator for Keppel Land, particularly in China as the secondary property market develops. In addition, our track record and business networks in the regional markets will place us in a competitive position to secure good projects over a sustained period.

For Infrastructure, SKG owns leading edge environmental technology, especially for waste-to-energy incineration, water, wastewater and sludge treatments. We continue to invest in R&D and collaborate with local and overseas research institutions to extend SKG's leadership and develop new technologies and products tailored for our key growth markets, especially China.

We believe that intellectual property development is not an activity neatly confined to an R&D department. To identify and create intellectual property and use it profitably, our people must be up-to-date on developments in their respective industries and be bold enough to experiment with changes even at the risk of some initial failure. The key is not to avoid failure at all costs but to take measured risks, learn from mistakes and move on quickly. The recent changes made to our appraisal and reward schemes for our staff should achieve a good balance in our drive for innovation and growth. To remain competitive, our company culture must be one that embraces change and supports innovation.

STRENGTHENING CAPABILITIES

We have outlined some of the challenges we will be facing over the next few years. To help us meet these challenges, we have and will continue to achieve a stronger balance sheet; higher productivity, ensure best practices and processes at every level, implement an effective reward scheme for our staff, and on top of it all, embrace an even higher standard of corporate governance for the Group.

We made significant progress in our divestment efforts in 2002, most notably with the sale of Capital Square and the partial divestment of our stake in MobileOne. The divestment proceeds strengthened the Group's balance sheet by reducing our gearing to an acceptable level of one. With our strong cash position and prudent capital spending plans, we were even able to return some capital to shareholders. With more divestments underway, we should be able to further strengthen our balance sheet.

The successful integration of our offshore and marine businesses produced $10m of synergies in 2002 and is expected to produce further synergies of $20m in 2003. Our operating profit margin almost doubled from 6% in 2001 to exceed 11% in 2002. This is a strong foundation from which to further improve this division's efficiency. We continue to improve production processes and project monitoring systems to ensure high productivity and completion of projects on time and within budget. So far our efforts have been appreciated, as evidenced by various repeat orders and monetary awards given by Keppel Offshore & Marine customers.

Network Engineering presents a weak spot for us as the telecom sector remains in the doldrums. We have prepared ourselves to ride out this lean period by drastically reducing our overheads and associated costs as well as fine-tuning our business model. With a trim and more focused outfit, we can respond better to prospects going forward as operators and users prepare for the onset of 3G and other wireless application systems over the next few years.

In 2002, we fine-tuned our pay-for-performance scheme to peg rewards to individual as well as company performance. While this took some adjustment in terms of expectations, we now have greater flexibility to better motivate and reward performance without increasing the overheads for the Company. This year, we take the process another step forward by fine-tuning the individual goal-setting process. The pace of change is deliberate to achieve our objectives without causing undue apprehension and resistance.

SETTING THE PACE FOR CORPORATE GOVERNANCE AND TRANSPARENCY

Keppel has always placed the utmost emphasis on good corporate governance and ensured proper self-regulatory practices are in place to safeguard and protect the interests of shareholders. This year, we broke new ground.

We held the first non-executive directors' meeting without the presence of executive directors and management, chaired by our Lead Independent Director. These meetings provide an independent forum for the non-executive directors to deliberate on board matters, including board processes and the business direction and strategies for Keppel. These deliberations provide valuable objective inputs to Management.

The Board has completed its first assessment of the Chairman of the Board. The second round of assessing the Board and Individual Director's performances was also completed. The Independent Assessor who helped to oversee the appraisal remarked that she saw an improvement in the overall Board performance in 2002. Details on the appraisal process are discussed in the Corporate Governance section of this annual report.

With increased frequency and detail of reporting, we have provided our shareholders and other stakeholders with an improved understanding of our businesses and corporate strategies. Keppel has also received considerable recognition in 2002 commending our achievements in improving corporate governance, transparency and management's performance. We will continue with our drive for greater transparency. We are encouraged by the high level of support from our staff at all levels.

WORKING TOGETHER FOR SHAREHOLDER VALUE CREATION

In 2002 we continued with the transformation initiated in 2001. The main phase of corporate restructuring has been implemented and the important work of following through with the restructuring plans is going on steadily.

I take this opportunity to welcome Mr Andrew Ang and Mrs Lim Hwee Hua to the Keppel Board. They bring new skills and experience that will undoubtedly enrich the decision-making abilities of our Board.

I wish to thank all our staff for their outstanding teamwork and commitment that pulled us through the tough period in 2002. Their efforts will stand us in good stead to face the challenges of 2003. My deep appreciation goes to our Board, whose advice and guidance helped management to navigate the challenges encountered during the year. In particular I wish to convey my heartfelt thanks to Prof Cham Tao Soon, Dr Bernard Tan and Mr Loh Wing Siew for their sterling service on the Board and its Committees during their tenure. To our shareholders, customers and business partners, I want to convey my deepest appreciation for your faith in Keppel and look forward to your continued support as the transformation of Keppel continues.

CORPORATE INFORMATION

Board of Directors
Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang (appointed on 1 October 2002)
Lim Hwee Hua (Mrs) (appointed on 1 February 2003)
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Khoo Teng Chye
Tony Chew Leong-Chee
Lim Hwee Hua (Mrs)
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San
Lim Hwee Hua (Mrs)

Remuneration and Share Option Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Nominating Committee
Lim Hock San (Chairman)
Khoo Teng Chye
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann

Company Secretary
Caroline Chang

DIRECTORY

Registered Office
Before 9 May 2003
23 Church Street
#15-01 Capital Square
Singapore 049481
Telephone: (65) 6270 6666
Telefax: (65) 6885 7391

With effect from 9 May 2003
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391

Email: keppelgroup@kepcorp.com
http://www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner : Quek Bin Hwee (appointed in 2002)

FINANCIAL CALENDAR

Financial year-end	31 December 2002
Announcement of 2002 1Q results	18 April 2002
Announcement of 2002 2Q results	25 July 2002
Announcement of 2002 3Q results	28 October 2002
Announcement of 2002 full year results	28 January 2003
Despatch of Summary Financial Report to shareholders	21 April 2003
Despatch of Annual Report to shareholders*	6 May 2003
Annual General Meeting	22 May 2003
2002 Proposed final dividend	
Book closure date	5.00 pm, 30 May 2003
Payment date	11 June 2003
Proposed capital distribution	
Indicative book closure date	5.00 pm, 7 July 2003
Indicative payment date	16 July 2003
Announcement of 2003 1Q results	29 April 2003
Announcement of 2003 2Q results	July 2003
Announcement of 2003 3Q results	October 2003
Announcement of 2003 full year results	January 2004

* *The Annual Report will be despatched only to those shareholders who have indicated to us previously that they wish to receive the Annual Report for as long as they are shareholders or who return their Request Forms by 30 April 2003.*

SUMMARY FINANCIAL STATEMENT

IMPORTANT
The Summary Financial Statement as set out on pages 9 to 16 contains only a summary of the information in the directors' report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group. For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Report.

SUMMARY DIRECTORS' REPORT

DIRECTORS

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang (appointed on 1 October 2002)
Lim Hwee Hua (Mrs) (appointed on 1 February 2003)
Choo Chiau Beng
Teo Soon Hoe

PRINCIPAL ACTIVITIES

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- network & utilities engineering services and power generation;
- property development & investment and property fund management; and
- investments.

There have been no significant changes in the nature of these principal activities during the financial year. The Company intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate other than the KCL Share Option Scheme.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, the Directors holding office at the end of the financial year and their interests in the shares and debentures of the Company are as follows:

	Holdings At		
	1.1.02	**31.12.02**	**21.1.03**
Ordinary shares of $0.50 each ("Shares")			
Lim Chee Onn	462,083	462,083	462,083
Cham Tao Soon (deemed interest)	25,416	25,416	25,416
Sven Bang Ullring	-	9,000	9,000
Choo Chiau Beng	239,583	322,583	322,583
Teo Soon Hoe	629,166	629,166	629,166
Share options			
Lim Chee Onn	1,018,750	1,205,000	1,205,000
Choo Chiau Beng	848,750	872,000	872,000
Teo Soon Hoe	848,750	955,000	955,000

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

SHARE OPTIONS OF THE COMPANY

The particulars of the KCL Share Option Scheme ("Scheme") which has been approved by the shareholders of the Company are set out below:

The Scheme is administered by the Remuneration and Share Option Committee whose members are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average of last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. No options had been offered at a discount.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 3,830,000 Shares were granted during the financial year. There were 4,077,000 Shares issued by virtue of exercise of options and options to take up 3,351,000 Shares were cancelled during the financial year. At the end of the financial year, there were 14,698,000 Shares under option as follows:

	Number of Share Options					
Date of Grant	**Balance At 1.1.02 or Later Date of Grant**	**Exercised**	**Cancelled**	**Balance At 31.12.02**	**Subscription Price**	**Date of Expiry**
29.4.97	1,765,000	-	(1,765,000)	-	$6.20	28.4.02
8.9.97	1,508,000	-	(1,508,000)	-	$4.73	7.9.02
19.3.98	1,609,000	(902,000)	(8,000)	699,000	$3.78	18.3.03
7.9.98	1,188,000	(805,000)	-	383,000	$0.91	6.9.03
2.3.99	567,000	(290,000)	(3,000)	274,000	$3.50	1.3.09
1.11.99	1,695,000	(360,000)	(20,000)	1,315,000	$3.96	31.10.09
17.3.00	1,584,000	(659,000)	-	925,000	$2.80	16.3.10
18.10.00	2,752,000	(860,000)	(17,000)	1,875,000	$2.84	17.10.10
20.4.01	2,757,000	(99,000)	(15,000)	2,643,000	$2.42	19.4.11
27.9.01	2,871,000	(102,000)	(15,000)	2,754,000	$2.25	26.9.11
20.12.02	3,830,000	-	-	3,830,000	$3.62	19.12.12
	22,126,000	(4,077,000)	(3,351,000)	14,698,000		

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	310,000	2,300,000	521,250	573,750	1,205,000
Choo Chiau Beng	230,000	2,050,000	604,250	573,750	872,000
Teo Soon Hoe	230,000	2,050,000	521,250	573,750	955,000

No employee received 5 percent or more of the total number of Shares under options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the KCL Share Option Scheme.

SHARE OPTIONS OF SUBSIDIARIES

The particulars of share options of subsidiaries of the Company are as follows:

(a) **Keppel Land Limited**
At the end of the financial year, there were 11,829,000 unissued shares of Keppel Land Limited under option relating to the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

(b) **Keppel Telecommunications & Transportation Ltd**
At the end of the financial year, there were 12,658,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

(c) **Singapore Petroleum Company Limited**
At the end of the financial year, there were 6,814,000 unissued shares of Singapore Petroleum Company Limited under option relating to the Singapore Petroleum Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Singapore Petroleum Company Limited.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises four members, three of whom are independent Directors. Members of the Committee are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San
Lim Hwee Hua (Mrs)

UNUSUAL ITEMS

In the opinion of the Directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for the exceptional items as disclosed in Note 28 to the financial statements.

UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 9 to 16 was approved by the Board of Directors and was signed on its behalf by:



LIM CHEE ONN
Executive Chairman



TEO SOON HOE
Group Finance Director

Singapore, 28 March 2003

AUDITORS' STATEMENT

AUDITORS' STATEMENT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have examined the Summary Financial Statement set out on pages 9 to 16.

In our opinion, the Summary Financial Statement is consistent with the full financial statements and directors' report of Keppel Corporation Limited for the year ended 31 December 2002 from which they were derived, and complies with the requirements of Section 203A of the Singapore Companies (Amendment) Act 1995, and regulations made thereunder applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 28 March 2003 on the full financial statements of Keppel Corporation Limited and its subsidiary companies for the year ended 31 December 2002. The audit report is as follows:

AUDITORS' REPORT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have audited the financial statements of Keppel Corporation Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2002 set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group at 31 December 2002 and the results and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of subsidiaries of which an audit is not required by law in their countries of incorporation, being financial statements that have been included in the consolidated financial statements. The names of these subsidiaries are disclosed in note 40 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 March 2003

\# *The page numbers are as stated in the Auditors' Report dated 28 March 2003 included in Keppel Corporation Limited's Annual Report for the financial year ended 31 December 2002.*

SUMMARY BALANCE SHEETS

as at 31 December

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Share capital	**384,907**	382,869	**384,907**	382,869
Reserves	**2,332,680**	2,201,683	**2,369,690**	1,967,043
Share capital & reserves	**2,717,587**	2,584,552	**2,754,597**	2,349,912
Minority interests	**1,154,557**	1,437,971	**-**	-
Capital employed	**3,872,144**	4,022,523	**2,754,597**	2,349,912
Represented by:				
Fixed assets	**2,577,606**	2,419,979	**8,493**	7,535
Investment properties	**1,721,849**	2,422,404	**-**	-
Development properties	**187,919**	196,368	**-**	-
Subsidiaries	**-**	-	**3,510,300**	2,964,922
Associated companies	**984,693**	1,146,148	**3,074**	112,580
Investments	**191,760**	190,491	**1,701**	1,701
Loans receivable	**57,116**	84,682	**451,502**	451,301
Intangibles	**141,434**	(7,479)	**-**	-
	5,862,377	6,452,593	**3,975,070**	3,538,039
Current assets				
Stocks & work-in-progress	**2,592,718**	2,443,877	**-**	-
Amounts due from:				
- subsidiaries	**-**	-	**729,662**	1,150,086
- associated companies	**500,443**	548,093	**12,496**	146
Debtors	**1,482,717**	1,158,784	**19,056**	11,863
Short term investments	**222,580**	379,427	**-**	-
Bank balances, deposits & cash	**814,764**	736,837	**48,974**	48,404
	5,613,222	5,267,018	**810,188**	1,210,499
Current liabilities				
Creditors	**1,947,349**	1,692,120	**27,220**	44,383
Provisions	**14,158**	23,740	**5,000**	5,000
Amounts due to:				
- subsidiaries	**-**	-	**196,120**	237,515
- associated companies	**254,113**	344,868	**-**	-
Term loans	**2,262,986**	2,852,102	**1,331,457**	1,589,732
Taxation	**125,171**	75,152	**-**	-
Bank overdrafts	**2,849**	6,838	**-**	6,063
	4,606,626	4,994,820	**1,559,797**	1,882,693
Net current assets/(liabilities)	**1,006,596**	272,198	**(749,609)**	(672,194)
Non-current liabilities				
Term loans	**2,438,772**	2,402,415	**450,000**	450,000
Deferred taxation	**256,057**	299,853	**20,864**	23,201
Deferred liabilities	**-**	-	**-**	42,732
Proceeds from sale of future residential receivables	**302,000**	-	**-**	-
	2,996,829	2,702,268	**470,864**	515,933
Net assets	**3,872,144**	4,022,523	**2,754,597**	2,349,912

SUMMARY PROFIT AND LOSS ACCOUNTS
for the year ended 31 December

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Turnover	**5,527,925**	5,881,994	**690,759**	105,809
Materials and subcontract costs	**(4,096,924)**	(4,298,672)	**-**	-
Staff costs	**(669,337)**	(602,540)	**(15,038)**	(12,194)
Depreciation and amortisation	**(186,181)**	(197,030)	**(922)**	(1,327)
Other operating (expenses)/income	**(112,727)**	(158,645)	**30,039**	26,139
Operating profit	**462,756**	625,107	**704,838**	118,427
Investment income	**5,572**	15,857	**-**	-
Interest income	**34,778**	48,522	**12,968**	64,011
Interest expenses	**(66,324)**	(79,615)	**(26,830)**	(48,986)
Share of results of associated companies	**74,318**	55,273	**-**	-
Profit before tax and exceptional items	**511,100**	665,144	**690,976**	133,452
Exceptional items	**(21,022)**	(198,542)	**(10,162)**	226,192
Profit before taxation	**490,078**	466,602	**680,814**	359,644
Taxation	**(83,379)**	(157,188)	**(143,663)**	(22,879)
Profit after taxation	**406,699**	309,414	**537,151**	336,765
Minority interests	**(48,441)**	69,276	**-**	-
Profit attributable to shareholders	**358,258**	378,690	**537,151**	336,765
Comprising:				
Profit before exceptional items	**355,573**	266,692	**547,313**	110,573
Exceptional items	**2,685**	111,998	**(10,162)**	226,192
	358,258	378,690	**537,151**	336,765

SUMMARY PROFIT AND LOSS ACCOUNTS (Cont'd)
for the year ended 31 December

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Earnings per ordinary share				
Before exceptional items				
- basic	**46.3 cts**	34.8 cts	-	-
- diluted	**46.0 cts**	34.8 cts	-	-
After exceptional items				
- basic	**46.7 cts**	49.5 cts	-	-
- diluted	**46.4 cts**	49.4 cts	-	-
Interim dividend of 16% less tax and proposed final dividend of 20% less tax (2001: final dividend of 26% less tax and special dividend of 6% less tax)	**108,001**	95,848	**108,001**	95,848
Directors' emoluments				
Directors of the Company				
- fees for current year	**437**	149	**437**	149
- under provision of fees for prior year	**211**	-	**211**	-
- other emoluments	**6,905**	6,380	**5,167**	5,121
Contracts for services rendered by Director or with a company in which he has a substantial financial interest	**61**	-	**35**	-

Material Changes in Accounting Policies

With effect from 1 January 2002, the Group adopted Statement of Accounting Standard 12 (SAS 12) on Income Taxes. Previously, taxation expense excluded the tax effects of certain timing differences when there is reasonable evidence that these timing differences will not reverse for some considerable period ahead. Under the revised SAS 12, taxation expense is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. The effect of adopting SAS12 resulted in a prior year adjustment to the Group's retained earnings as at 1 January 2002 amounting to $73,745,000 (1 January 2001: $67,843,000). The Group's taxation expense for the current financial year increased by $6,647,000 (2001: $10,542,000).

INTERESTED PERSON TRANSACTIONS

During the financial year, the following interested person transactions were entered into by the Group:

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual (IPT mandate of listed subsidiaries)	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Transaction for the Sale of Goods and Services				
PSA Corporation Group	**25,128**	975	**797**	1,002
SembCorp Marine Group	**-**	-	**5,722**	6,171
Neptune Orient Lines Group	**720**	-	**6,200**	10,829
Capital Land Group	**11,844**	-	**-**	-
Singapore Airlines Group	**2,797**	2,595	**207,472**	213,431
Singapore Telecoms Group	**-**	-	**367**	2,195
Singapore Power/Power Seraya/Senoko Power/Tuas Power Group	**2,974**	-	**771**	182,487
SembCorp Industries Group	**5,072**	130	**51,365**	55,839
ST Engineering Group	**812**	375	**-**	-
SMRT Corporation Group	**1,097**	-	**-**	-
Transaction for the Purchase of Goods and Services				
PSA Corporation Group	**-**	-	**4,812**	4,991
SembCorp Marine Group	**-**	-	**161**	143
Singapore Telecoms Group	**100**	103	**-**	-
Singapore Power/Power Seraya/Senoko Power/Tuas Power Group	**1,413**	2,042	**-**	-
Temasek Holdings Group (other than the above)	**195**	171	**-**	-
Total Interested Person Transactions	**52,152**	6,391	**277,667**	477,088

Save for the interested person transactions disclosed above, there are no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

SHAREHOLDING STATISTICS

As at 25 March 2003

Authorised Share Capital	:	$1,500,000,000
Issued and Fully Paid-up Capital	:	$385,632,545.50
Class of Shares	:	Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	794	4.78	296,584	0.04
1,000 - 10,000	14,226	85.62	43,273,730	5.61
10,001 - 1,000,000	1,579	9.50	60,135,108	7.80
1,000,001 and above	17	0.10	667,559,669	86.55
Total	16,616	100.00	771,265,091	100.00

Top Twenty Shareholders	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.95
Raffles Nominees Pte Ltd	130,181,085	16.88
DBS Nominees Pte Ltd	97,585,389	12.65
Citibank Nominees Singapore Pte Ltd	51,295,549	6.65
United Overseas Bank Nominees Pte Ltd	43,283,819	5.61
HSBC (Singapore) Nominees Pte Ltd	42,837,679	5.55
DB Nominees (S) Pte Ltd	26,668,017	3.46
Oversea Chinese Bank Noms Pte Ltd	12,489,925	1.62
Shanwood Development Pte Ltd	3,200,000	0.41
Morgan Stanley Asia (Singapore) Pte Ltd	3,190,341	0.41
The Asia Life Assurance Society Ltd – Singapore Life Fund	2,506,000	0.33
HSBC Republic Bank (Suisse) SA	1,837,750	0.24
UOB Kay Hian Pte Ltd	1,492,958	0.19
BNP Paribas Nominees Singapore Pte Ltd	1,443,375	0.19
G K Goh Stockbrokers Pte Ltd	1,137,285	0.15
National University of Singapore	1,025,737	0.13
ING Nominees (Singapore) Pte Ltd	1,007,000	0.13
DBS Vickers Secs (S) Pte Ltd	965,312	0.13
John Hancock Life Assurance Co. Ltd – Life Fund Account	945,000	0.12
Central Properties Ltd	762,500	0.10
Total	670,232,481	86.90

Substantial Shareholder

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.95	737,500(i)	0.10	247,115,260	32.05

Note (i):-

Temasek Holdings (Private) Limited is deemed to be interested in the 737,500 Shares held by Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies and Singapore Power Ltd.

Public Shareholders

	%
Non-Public Shareholders	32.3
Public Shareholders	67.7
Total	100.0

Pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

NOTICE OF ANNUAL GENERAL MEETING / CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the ordinary shareholders of the Company will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 22 May 2003 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2002. **(Resolution 1)**
2. To declare a final dividend of 20 percent (20%) or 10 cents per share less tax for the year ended 31 December 2002. **(Resolution 2)**
3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C:
   (i) Mr Lim Chee Onn **(Resolution 3)**
   (ii) Mr Sven Bang Ullring **(Resolution 4)**
   (iii) Mr Teo Soon Hoe **(Resolution 5)**
4. To resolve that Dr Cham Tao Soon who, although eligible, is not offering himself for re-election, retire in accordance with Article 81B of the Company's Articles of Association and that such office be left vacant (see Note 2). **(Resolution 6)**
5. To re-elect the following Directors who, being appointed by the Board of Directors after the last Annual General Meeting, retire in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (i) Mr Andrew Ang **(Resolution 7)**
   (ii) Mrs Lim Hwee Hua (see Note 3). **(Resolution 8)**
6. To approve Directors' fees of $437,000 for the year ended 31 December 2002. **(Resolution 9)**
7. To re-appoint Auditors and authorise the Directors to fix their remuneration. **(Resolution 10)**

AS SPECIAL BUSINESS

8. To consider and if thought fit, approve, with or without modification, the following resolutions, of which Resolution 11 will be proposed as a Special Resolution and Resolutions 12, 13 and 14 as Ordinary Resolutions:

8.1 That Articles 2, 48A, 81A and 136A of the Articles of Association of the Company be amended in the manner as set out in Appendix 1 to this Notice of Annual General Meeting. **(Resolution 11)**

8.2 That pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into Shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force,

provided that:-

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a pro rata basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of this Resolution after adjusting for:-

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options in issue as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the listing manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting), the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting is required by law to be held whichever is the earlier (see Note 4). **(Resolution 12)**

8.3 That:-

(i) the "Guidelines on Share Purchases by the Company" as set out in Appendix 1 of the Circular to Shareholders of the Company dated 1 February 2000 be amended in accordance with Appendix 2 to this Notice of Annual General Meeting ("Amended Guidelines"); and

(ii) the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10% of the issued ordinary share capital of the Company (ascertained as at the date of the last Annual General Meeting of the Company or at the date on which this Resolution is passed, whichever is higher) at any price up to but not exceeding the Maximum Price, in accordance with the Amended Guidelines and this mandate shall, unless revoked or varied by the Company in general meeting continue in force until the date on which the next Annual General Meeting of the Company is held, or is required by law to be held, whichever is the earlier (see Note 5). **(Resolution 13)**

8.4 That:-

(i) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (as defined in Appendix 3 to this Notice of Annual General Meeting (the "Appendix")), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the Appendix, with any person who falls within the classes of Interested Persons described in the Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the Appendix (the "Shareholders' Mandate");

(ii) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or is required by law to be held;

(iii) the Audit Committee of the Company be and is hereby authorised to take such action as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual which may be prescribed by the SGX-ST from time to time; and

(iv) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including, without limitation, executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution (see Note 6). **(Resolution 14)**

9. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 31 May 2003, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 30 May 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. The proposed final dividend if approved at the Annual General Meeting will be paid on 11 June 2003.

BY ORDER OF THE BOARD



Caroline Chang
Company Secretary
Singapore, 21 April 2003

Notes:

1. A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company.The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the Annual General Meeting.
2. Dr Cham Tao Soon will upon retirement as Director, also cease to serve as Chairman of the Audit Committee and the Remuneration and Share Option Committee.
3. Mrs Lim Hwee Hua will upon re-election, continue to serve on the Audit Committee. She is considered a non-Independent Director pursuant to Clause 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.
4. Ordinary Resolution No. 12, is to empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further Shares and Instruments in the Company, including a bonus or rights issue. The maximum number of Shares which the Directors may issue under this resolution shall not exceed the quantum set out in the Resolution.
5. Ordinary Resolution No. 13 is to renew the Share Buy-Back Mandate which was originally approved by the shareholders on 18 February 2000. Please refer to Appendix 2 to this Notice of Annual General Meeting for details.
6. Ordinary Resolution No.14 relates to a proposed mandate to be given by shareholders to the Company allowing the Company and its subsidiaries and target associated companies to enter into transactions with interested persons as defined in Chapter 9 of the Listing Manual of the SGX-ST. Please refer to Appendix 3 to this Notice of Annual General Meeting for details.

PROXY FORM

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING

I / We ______________________________ (name)

of ______________________________ (address)

being a member/members of KEPPEL CORPORATION LIMITED hereby appoint:-

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on 22 May 2003 at 10.30 a.m. at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Resolutions	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
Ordinary Business				
1) Adoption of Directors' Report and Accounts				
2) Declaration of Dividends				
3) Re-election of Mr Lim Chee Onn as Director				
4) Re-election of Mr Sven Bang Ullring as Director				
5) Re-election of Mr Teo Soon Hoe as Director				
6) Retirement of Dr Cham Tao Soon as Director				
7) Re-election of Mr Andrew Ang as Director				
8) Re-election of Mrs Lim Hwee Hua as Director				
9) Approval of Directors' fees				
10) Re-appointment of Auditors				
Special Business				
11) Amendment of Articles of Association				
12) Issue of additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50.				
13) Amendment and Renewal of Share Buy-Back Mandate				
14) Shareholders' Mandate for Interested Person Transactions				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this ________ day of ________________2003

Total Number of Shares held



____

Signature(s) or Common Seal of Member(s)

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Notes:-

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you only have shares registered in your name in the Register of Members, you should insert that number of shares. However, if you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2. A Member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as percentage of the whole) to be represented by each proxy. A proxy need not be a member of the Company.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632 not less than 48 hours before the time appointed for the Annual General Meeting.

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Postage
Stamp

THE COMPANY SECRETARY
KEPPEL CORPORATION LIMITED
1 HARBOURFRONT AVENUE
#18-01 KEPPEL BAY TOWER
SINGAPORE 098632

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4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

5. A corporation which is a Member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act (Chapter 50) of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

REQUEST FORM

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

21 April 2003

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Keppel Corporation Limited ("Keppel Corporation") for the financial year 2002. The SFR contains a review of the Keppel Corporation Group for the year ended 31 December 2002. It also contains a summary of the audited financial statements of the Company and the Group. We will be sending you a copy of the SFR for so long as you are a Keppel Corporation shareholder unless you indicate otherwise.

The Directors' Report and the full financial statements of the Company and the Group for the year ended 31 December 2002 are set out in a separate report called the Annual Report ("AR") 2002. This report is available to all registered Keppel Corporation shareholders at no cost upon request.

For shareholders receiving this SFR for the first time, if you wish to receive a copy of the AR for 2002 or for so long as you are a shareholder, please complete the request form below by ticking the first or third box respectively and return it to us by 30 April 2003. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for 2002 and for future financial years.

For shareholders who did not respond last year or whose replies were not received by us, you may indicate your wishes by ticking the appropriate box in the request form below and returning it to us by 30 April 2003. If we do not receive your request form, it would indicate that you do not wish to receive the AR for 2002 and for future financial years.

For shareholders who indicated to us last year that you wish to receive the ARs for so long as you are a shareholder, you may change your wishes by ticking the second box in the request form below and returning it to us by 30 April 2003. If we do not receive your reply, it would indicate that there is no change to your wishes.

For the convenience of shareholders, a copy of AR for 2002 will be posted at Keppel Corporation's website www.kepcorp.com from 6 May 2003. Shareholders may request for physical copies of the AR for 2002 as indicated above.

Your latest request will supersede earlier requests received by us.

Yours faithfully
for KEPPEL CORPORATION LIMITED



Caroline Chang
Company Secretary

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REQUEST FORM

To: Keppel Corporation Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2002.

[ ] Please do not send me/us the *Summary Financial Report or the Annual Report/Annual Report for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2002 and for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

Name(s) of shareholder(s):______________________________

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Address:______________________________

______________________________ Singapore ______________

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Keppel Corporation

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BUSINESS REPLY SERVICE
PERMIT NO. 05429



THE COMPANY SECRETARY
KEPPEL CORPORATION LIMITED
23 CHURCH STREET
#15-01 CAPITAL SQUARE
SINGAPORE 049481

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Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

Up till 9 May 2003
23 Church Street
#15-01 Capital Square
Singapore 049481
Telephone: (65) 6270 6666
Telefax: (65) 6885 7391

With effect from 9 May 2003
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391

Email: keppelgroup@kepcorp.com
http://www.kepcorp.com

Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

APPENDICES TO THE NOTICE OF ANNUAL GENERAL MEETING DATED 21 APRIL 2003

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CONTENTS

Note: The Singapore Exchange Securities Trading Limited ("SGX-ST") assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in this Appendix.

THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

1. INTRODUCTION

1.1 The Directors of Keppel Corporation Limited (the "Company") propose to seek the approval of shareholders of the Company ("Shareholders") at the Annual General Meeting ("AGM") of the Company to be held on 22 May 2003 for the proposed alterations to the Articles of Association of the Company ("Articles").

1.2 The purpose of this Appendix 1 is to explain the reasons for, and to provide Shareholders with information relating to, the proposal to be tabled at the AGM.

1.3 The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal modifications highlighted.

2. AMENDMENT TO ARTICLES

2.1 Existing Definition of "Exchange" in Article 2

"Exchange" or "SES" *The Stock Exchange of Singapore Ltd*

Proposed alterations to Article 2

By deleting the definition of "Exchange" or "SES" in Article 2 and substituting therefor the following:–

"Exchange" or "**SGX**" **The Singapore Exchange Securities Trading Limited**

Reasons

The proposed amendment is to reflect the present name of the Singapore Exchange.

2.2 Existing Article 48A

Notwithstanding Article 48 above, the Company may by Ordinary Resolution in General Meeting give the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Exchange) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Exchange) of the issued share capital of the Company for the time being.

Proposed Alteration to Article 48A

By deleting Article 48A in its entirety and substituting therefor the following:–

Notwithstanding Article 48 above, the Company may by Ordinary Resolution in General Meeting give the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:–

(a) (i) issue shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(1) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution and any adjustments effected under any relevant Instrument), does not exceed 50 per cent. (or such other limit as may be prescribed by the Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below) of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution and any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of the ordinary resolution after adjusting for:–

(i) new shares arising from the conversion or exercise of convertible securities or employee share options in issue as at the date of the passing of the ordinary resolution; and

(ii) any subsequent consolidation or subdivision of shares.

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the rules and regulations of the Exchange for the time being in force (unless such compliance is waived by the Exchange) and these Articles; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Reasons

Article 48A currently provides that the Company may by ordinary resolution give the Directors a general authority to issue shares, provided that the aggregate number of such shares does not exceed fifty (50) per cent. of the issued share capital of the Company for the time being (the "**50% Limit**"), of which the aggregate number of Shares to be issued other than on a pro rata basis to the members of the Company does not exceed twenty (20) per cent. of the issued share capital of the Company for the time being (the "**20% Sub-Limit**").

Article 48A is proposed to be altered to extend the general authority which may be given to the Directors for the making or granting of offers, agreements or options (collectively "**Instruments**") and to issue Shares in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of Shares to be issued pursuant to such authority, including Shares to be issued in pursuance of Instruments made or granted pursuant thereto (including Shares which may be issued pursuant to any adjustments effected under the relevant Instrument), will continue to be subject to the 50% Limit and the 20% Sub-Limit as calculated in accordance with Article 48A (as proposed to be amended).

The Listing Manual requires specific shareholder approval to be obtained for every issue of convertible securities by a listed issuer unless covered by a general mandate. Article 48A, as proposed to be amended, will make it clear that, in exercising any power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived.

In addition, Article 48A is proposed to be further amended to align it with the provisions of Rule 806(3) of the Listing Manual. This Rule provides that, for the purposes of calculating the aggregate number of Shares that may be issued under the share issue mandate, the percentage of issued share capital shall be calculated based on the issued share capital at the time that the mandate is passed after adjusting for:–

(a) new Shares arising from the conversion of the convertible securities or employee share options in issue when the mandate is passed; and

(b) any subsequent consolidation or subdivision of Shares.

2.3 Existing Article 81A(1)

The Directors shall have power from time to time and at any time to appoint any person to be a Director, either to fill a casual vacancy in that number or as an additional Director, provided that the number of Directors shall not at any time exceed the maximum fixed by or in accordance with this Article (if any). A Director so appointed shall hold office until the next following annual general meeting but shall be eligible for re-election.

Proposed Alteration to Article 81A(1)

By deleting Article 81A(1) in its entirety and substituting therefor the following:–

The Directors shall have power from time to time and at any time to appoint any person to be a Director, either to fill a casual vacancy in that number or as an additional Director, provided that the number of Directors shall not at any time exceed the maximum fixed by or in accordance with this Article (if any). A Director so appointed shall hold office until the next following annual general meeting, **and shall then** be eligible for re-election **but shall not be taken into account in determining the Directors who are to retire by rotation pursuant to Article 81B at that meeting**.

Reasons

Any Director who is newly appointed by the Board must retire at the Annual General Meeting following his or her first appointment. This amendment is to clarify that such Director, who is retiring at the Annual General Meeting pursuant to Article 81A because he is a newly-appointed Director, shall not be taken into account in determining the one-third of Directors who must also retire at the meeting.

2.4 Existing Article 136A

On the voluntary liquidation of the Company, no commission or fee shall be paid to a liquidator unless it shall have been ratified by members, the amount shall be notified to the members at least 7 days prior to the meeting at which it is to be considered.

Proposed amendments to Article 136A

By deleting Article 136A in its entirety.

Reasons

Article 136A relates to the obtaining of members' approval for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. This provision is no longer required by the SGX-ST Listing Manual to be included in the Articles and is therefore proposed to be deleted accordingly.

Notwithstanding the deletion of Article 136A from the Articles, where so required by the Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or clearance (including Shareholders' approval) would be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

3. DIRECTORS' RECOMMENDATIONS

The Directors are of the opinion that the proposed amendments to the Articles are in the best interests of the Company and accordingly recommend that Shareholders vote in favour of the Special Resolution relating to the amendments to Articles 2, 48A, 81A(1) and 136A to be proposed at the forthcoming AGM.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The Memorandum and Articles of Association of the Company is available for inspection at the registered office of the Company during normal business hours from 21 April 2003 up to the date of the forthcoming AGM.

5. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the information given and confirm that having made all reasonable enquiries and to the best of their knowledge and belief, the facts stated and opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix, and that there are no facts the omission of which will make any statements herein misleading in any material respect.

Note: The Singapore Exchange Securities Trading Limited ("SGX-ST") assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in this Appendix.

PROPOSED AMENDMENT & RENEWAL OF THE SHARE BUY-BACK MANDATE

1. Introduction

1.1 Keppel Corporation Limited (the "Company") proposes to seek the approval of shareholders of the Company (the "Shareholders") at the Annual General Meeting to be held on 22 May 2003 ("2003 AGM") of the amendment and renewal of a general mandate (the "Share Buy-Back Mandate") to authorise the directors of the Company ("Directors") to make purchases of fully-paid ordinary shares of $0.50 each in the capital of the Company ("Shares") representing up to a maximum of 10 per cent. of the issued ordinary share capital of the Company as at the date of the last Annual General Meeting of the Company or at the date on which the resolution authorising the same is passed, whichever is higher, at a price of up to but not exceeding the Maximum Price (as defined below), in accordance with the "Guidelines on Share Purchases by the Company" as set out in Appendix 1 (attached as Annexure A to this Appendix 2) ("Guidelines") of the Company's Circular to its Shareholders dated 1 February 2000 (the "Circular").

1.2 The Share Buy-Back Mandate was originally approved by Shareholders on 18 February 2000 and Shareholders had approved the renewal of the mandate at the previous Annual General Meeting of the Company held on 21 May 2002. The mandate renewed on 21 May 2002 will expire on the date of the forthcoming 2003 AGM to be held on 22 May 2003. If the proposed resolution for the renewal of the Share Buy-Back Mandate is approved at the 2003 AGM, the mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next Annual General Meeting of the Company is or is required by law to be held, whichever is the earlier.

1.3 The purpose of this Appendix is to provide information relating to and to explain the rationale for the proposed renewal and amendment of the Share Buy-Back Mandate.

2. Rationale

The Share Buy-Back Mandate will give the Directors the flexibility to purchase Shares if and when circumstances permit. The mandate provides the Company and its Directors with a simple mechanism to facilitate the return of surplus cash over and above its capital requirements in an expedient and cost-effective manner. The mandate will also allow the Directors to exercise control over the Company's share capital structure with a view to enhancing the earnings per Share and/or net asset value per Share.

3. Manner of Purchases of Shares

3.1 Purchases of Shares can be effected by the Company in either one of the following two ways or both:–

(i) by way of on-market purchases ("Market Purchases") on the SGX-ST. Market Purchases mean purchases of Shares transacted through the Central Limit Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in Section 76C of the Companies Act (Cap. 50) ("Off-Market Purchase Scheme").

3.2 If and when circumstances permit, the Directors will decide whether to effect the share purchases via Market Purchases and/or Off-Market Purchase Scheme after taking into account relevant factors such as the financial resources available, the prevailing market conditions, and the cost and timing involved. Such purchases will only be made when the Directors are of the view that it will benefit the Company and its shareholders.

3.3 The maximum price ("Maximum Price") at which the Company may make purchases of Shares is:–

(a) in the case of Market Purchases, five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) days on which SGX-ST is open for trading in securities ("Market Days") and on which transactions in the Shares were recorded before the day on which the market purchases were made by the Company and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period; or

(b) in the case of purchases by the Company on an Off-Market Purchase Scheme, twenty (20) per cent, above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

3.4 The Guidelines are proposed to be amended in the manner set out in Annexure B of this Appendix 2 to provide that in determining the Maximum Price for Market Purchases, the average closing market price must be adjusted for any corporate action that occurs after the 5-day period for determining the average closing market price. This is to comply with the new requirement set out in Rule 884 of the Listing Manual of the SGX-ST.

4. No Shares Purchased in the Previous 12 Months

The Company did not buy back any Shares between 27 March 2002 and 28 March 2003, being the latest practicable date prior to the issue of this Appendix ("Latest Practicable Date").

5. Sources of Funds

5.1 In purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles, and the applicable laws in Singapore. The Company may not purchase its Shares for a consideration other than cash or, in the case of Market Purchases, for settlement otherwise than in accordance with the trading rules of the SGX-ST. Any purchases by the Company may be made out of profits that are available for distribution as dividends, but not from amounts standing in the Company's share premium account and capital redemption reserve.

5.2 Apart from using its internal sources of funds, the Company may obtain or incur borrowings to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Buy-Back Mandate in a manner and to such extent that the working capital requirements of the Company would be materially and adversely affected.

6. Financial Impact

6.1 Shares purchased by the Company will be cancelled. The purchase of Shares would therefore reduce the issued share capital of the Company by the nominal value of the Shares purchased. The nominal amount of the Company's issued share capital which is diminished on cancellation of the Shares purchased shall be transferred to the Company's capital redemption reserve. The purchase of Shares will also reduce the Company's retained earnings by the aggregate sum of the purchase price.

6.2 As at the Latest Practicable Date, the issued and paid up capital of the Company is $385,688,045.50 comprising 771,376,091 Shares. Based on the foregoing, the exercise in full of the Share Buy-Back Mandate would result in the purchase of 77,137,609 Shares. The Shares purchased will have to be cancelled resulting in the reduction of the issued share capital by 10 per cent. i.e. from $385,688,045.50 comprising 771,376,091 Shares to $347,119,241 comprising 694,238,482 Shares.

6.3 An illustration of the impact of share purchases by the Company pursuant to the proposed Share Buy-Back Mandate on the financial position of the Company and its subsidiaries ("Keppel Corporation Group") and of the Company is set out below. The illustration assumes that the average closing price over the last five (5) Market Days prior to the Latest Practicable Date is $4.30 ("Average Price"). In the case of Market Purchases made by the Company, the Maximum Price is $4.52 which is five (5) per cent above the Average Price and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $348.0 million. In the case of an Off-Market Purchase Scheme, the Maximum Price is $5.16 which is twenty (20) per cent above the Average Price and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $397.2 million. Based on these assumptions, the impact of the share purchases at the Maximum Price by the Company pursuant to the proposed Share Buy-Back Mandate on the Keppel Corporation Group's and the Company's audited accounts for the financial year ended 31 December 2002 is as follows:–

Year ended 31 December 2002

(a) Market Purchases

	Group		Company	
	Before Share Buy-Back	After Share Buy-Back	Before Share Buy-Back	After Share Buy-Back
Issued and paid-up ordinary share capital ($'000)	384,907	346,416	384,907	346,416
Net tangible assets ($'000)	2,576,153	2,228,199	2,754,597	2,406,643
Net tangible assets per Share ($)	3.35	3.22	3.58	3.47
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	355,573	348,788	547,313	540,528
Earnings per Share before exceptional items (cents)	46.31	50.49	71.28	70.40
Net Borrowings ($'000)	3,889,843	4,237,797	1,732,483	2,080,437
Net Gearing (times) (Note 2)	1.0	1.2	0.6	0.8
Return on equity (%)	13.4	15.1	21.4	24.5

(b) **Off-Market Purchases**

	Group		Company	
	Before Share Buy-Back	After Share Buy-Back	Before Share Buy-Back	After Share Buy-Back
Issued and paid-up ordinary share capital ($'000)	384,907	346,416	384,907	346,416
Net tangible assets ($'000)	2,576,153	2,178,931	2,754,597	2,357,375
Net tangible assets per Share ($)	3.35	3.14	3.58	3.40
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	355,573	347,827	547,313	539,567
Earnings per Share before exceptional items (cents)	46.31	50.35	71.28	70.27
Net Borrowings ($'000)	3,889,843	4,287,065	1,732,483	2,129,705
Net Gearing (times) (Note 2)	1.0	1.2	0.6	0.9
Return on equity (%)	13.4	15.4	21.4	25.0

Notes:–

(1) Earnings and earnings per Share after the Share Buy-back have been adjusted by the notional interest expense incurred at the interest rate of 2.5 per cent. per annum less taxation.

(2) Net Gearing is equal to Net Borrowings divided by capital employed.

As illustrated above, the buy-back of Shares by the Company will:–

(i) reduce the number of Shares of the Company;

(ii) increase the gearing ratio of the Keppel Corporation Group;

(iii) decrease the consolidated NTA per Share of the Keppel Corporation Group;

(iv) increase the consolidated earnings per Share of the Keppel Corporation Group; and

(v) increase the return on equity of the Keppel Corporation Group.

6.4 The actual impact will depend on the number and price of the Shares bought back. The Directors do not propose to exercise the Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company. The purchase of Shares will only be effected after considering relevant factors such as the working capital requirements, availability of financial resources, the expansion and investment plans of the Keppel Corporation Group, and the prevailing market conditions. If funds need to be borrowed, the Directors will consider the appropriate gearing level so as to ensure the solvency of the Company. The proposed Share Buy-Back Mandate will only be exercised with a view to enhance the earnings per Share and/or net asset value per Share of the Keppel Corporation Group.

7. Take-over Code Implications Arising from Share Buy-Backs

7.1 The resultant increase in the percentage of voting rights held by a Shareholder and persons acting in concert with him, following the purchase of Shares by the Company, will be treated as an acquisition for the purposes of Rule 14 ("Rule 14") of the Singapore Code on Take-overs and Mergers (the "Take-over Code"). Consequently, depending on the number of Shares purchased by the Company and the Company's issued share capital at that time, a Shareholder or group of Shareholders acting in concert with each other could obtain or consolidate effective control of the Company and become obligated to make a takeover offer under Rule 14 of the Take-over Code.

7.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with one another. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20 per cent. but not more than 50 per cent. of the voting rights of the first-mentioned company.

7.3 The circumstances under which Shareholders (including Directors) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code (''Appendix 2'').

7.4 In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of 6 months.

7.5 Based on the Register of Directors of the Company and the issued share capital of the Company as at the Latest Practicable Date, the shareholdings of the Directors of the Company before and (assuming (a) the Company purchases the maximum amount of 10 per cent. of the issued capital of the Company, and (b) there is no change in the number of Shares held or deemed to be held by the Directors) after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate are/would be as follows:–

	No. of Shares before buy-back			No. of Shares after buy-back		
Name of Director	Direct Interest	Deemed Interest	Total Interest	Direct Interest	Deemed Interest	Total Interest
Lim Chee Onn	600,083 (0.08%)	—	600,083 (0.08%)	600,083 (0.09%)	—	600,083 (0.09%)
Cham Tao Soon	—	25,416 (0.003%)	25,416 (0.003%)	—	25,416 (0.004%)	25,416 (0.004%)
Bernard Tan Tiong Gie	—	—	—	—	—	—
Lim Hock San	—	—	—	—	—	—
Khoo Teng Chye	—	—	—	—	—	—
Sven Bang Ullring	9,000 (0.001%)	—	9,000 (0.001%)	9,000 (0.001%)	—	9,000 (0.001%)
Tony Chew Leong-Chee	—	—	—	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—	—	—	—
Andrew Ang	—	—	—	—	—	—
Lim Hwee Hua (Mrs)	—	—	—	—	—	—
Choo Chiau Beng	377,583 (0.05%)	—	377,583 (0.05%)	377,583 (0.05%)	—	377,583 (0.05%)
Teo Soon Hoe	767,166 (0.1%)	—	767,166 (0.1%)	767,166 (0.1%)	—	767,166 (0.1%)

7.6 As at the Latest Practicable Date, the shareholdings of the Directors in the Company are not material and none of the Directors (together with persons acting in concert with them) would become obligated to make a mandatory offer in the event that the Company purchases the maximum amount of 10 per cent. of its Shares under the Share Buy-Back Mandate.

7.7 Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder held between 30 per cent. and 50 per cent, of the Company's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of 6 months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Buy-Back Mandate.

7.8 As at the Latest Practicable Date, Temasek Holdings (Private) Limited ("Temasek") directly holds approximately 31.94 per cent. of the Shares.

7.9 Mr Lim Chee Onn is a director of Temasek and Ms Lim Hwee Hua is the Managing Director, Corporate Stewardship of Temasek. They are also Temasek's nominees to the Board of Directors of the Company. None of the other Directors of the Company are nominees of Temasek or parties acting in concert with Temasek.

7.10 In the event that the Company should, pursuant to the Share Buy-Back Mandate, purchase or acquire the maximum amount of 10 per cent. of its Shares, the holding of Temasek in the Shares could increase from approximately 31.94 per cent. to approximately 35.49 per cent. Accordingly, Temasek could, under Appendix 2, be required to make a mandatory offer under Rule 14 of the Take-over Code following the purchase or acquisition of Shares by the Company pursuant to the Share Buy-Back Mandate.

7.11 Temasek has obtained the following rulings from the Securities Industry Council ("SIC"):–

(a) that the companies within the Temasek group holding Shares (other than Fullerton Pte Ltd), namely the Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies, and Singapore Power Ltd (collectively the "Temasek Group Companies") have rebutted the presumption that they are acting in concert with Temasek in relation to their holdings of Shares, subject to the Temasek Group Companies not having any formal or informal agreement, arrangement or understanding to assist Temasek in obtaining or consolidating control over the Company. This SIC ruling of the presumed concert-party relationship having been rebutted would be invalidated should subsequent evidence indicate that the Temasek Group Companies were acting in concert with Temasek in relation to their Shares;

(b) that none of the Directors (other than Mr Lim Chee Onn and Mrs Lim Hwee Hwa) are presumed to be acting in concert with Temasek in relation to their holdings of Shares;

(c) that Mr Lim Chee Onn and Mrs Lim Hwee Hua are not concert parties of Temasek in relation to the present and future holdings of the Shares of Mr Lim Chee Onn and Mrs Lim Hwee Hua and such shareholdings would not be aggregated or consolidated with the shareholdings in the Company of Temasek and its concert parties for the purpose of determining whether a take-over obligation has arisen under the Take-over Code, including Appendix 2. SIC's ruling that Mr Lim Chee Onn and Mrs Lim Hwee Hua are not acting in concert with Temasek would be invalidated should subsequent evidence show that Mr Lim Chee Onn or Mrs Lim Hwee Hua (as the case may be) was acting in concert with Temasek in respect of his or her Shares (in reviewing such evidence, SIC will consider, amongst others, the pattern, volume, timing and price of purchases of Shares by Mr Lim Chee Onn or Mrs Lim Hwee Hwa, as the case may be);

(d) that Temasek is exempted from the requirement to make a take-over offer for the Company under Rule 14.1(b) of the Take-over Code as a result of a share buy-back by the Company subject to the following conditions:–

   (i) the circular by the Company to Shareholders on the resolution to authorise the renewal of the Share Buy-Back Mandate contains advice to the effect that by voting for the renewal of the Share Buy-Back Mandate, Shareholders are waiving their right to a general offer at the required price from Temasek; and the names of Temasek's concert parties and the voting rights of Temasek and its concert parties at the time of resolution and after the proposed buy-back are disclosed in the same circular;

   (ii) the resolution to authorise the renewal of the Share Buy-Back Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not be obliged to make an offer as a result of the share buy-back by the Company;

   (iii) Temasek and its concert parties do not vote for and/or recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Buy-Back Mandate; and

   (iv) Temasek and its concert parties have not acquired and will not acquire Shares between the date on which they know that the announcement of the proposal to renew the Share Buy-Back Mandate is imminent and the earlier of:–

      - the date on which the Share Buy-Back Mandate expires; and
      - the date the Company announces that it has bought back such number of Shares as authorised by the Shareholders at the latest general meeting or the date the Company decides to cease buying back its Shares, as the case may be,

   if such acquisitions, taken together with the Shares bought back by the Company, would cause their aggregate voting rights in the Company to increase by more than one per cent. in the preceding 6 months.

   If the Company ceases to buy-back its Shares and the increase in the voting rights held by Temasek and its concert parties as a result of the Company repurchasing its Shares at the time of such cessation is less than one per cent. in any 6-month period, Temasek and its concert parties will be allowed to acquire Shares in the Company. However, any increase in Temasek's and its concert parties' percentage voting rights in the Company as a result of the Company's repurchase of its Shares will be taken into account together with any Shares acquired by Temasek and its concert parties (by whatever means) in determining whether Temasek and its concert parties have increased their aggregate voting rights in the Company by more than one per cent. in any 6-month period; and

(e) that the Temasek Group Companies will not be required to make a general offer for the Company as a result of an increase in their voting rights pursuant to the Company purchasing or acquiring its Shares under the Share Buy-Back Mandate.

7.12 **Shareholders should note that by voting in favour of the resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2003 AGM, Shareholders are waiving their right to a general offer at the required price from Temasek.**

7.13 Based on the direct holdings of Shares of Temasek as at the Latest Practicable Date, and assuming that (a) there is no change in its direct holdings of Shares between the Latest Practicable Date and the date of the 2003 AGM, (b) no new Shares are issued to Temasek by the Company following approval being received from Shareholders at the 2003 AGM for the renewal of the Share Buy-Back Mandate and (c) Temasek does not sell or otherwise dispose of its holdings of Shares, the holdings of Shares of Temasek as at the date of the 2003 AGM and after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate will be as follows:–

	Before buy-back (as at the date of the 2003 AGM)		After buy-back	
	No. of Shares	% of total issued Shares	No. of Shares	% of total issued Shares
Temasek	246,377,760	31.94%	246,377,760	35.49%

7.14 Temasek has confirmed that it has not acquired Shares in the knowledge that the announcement of the proposal to renew the Share Buy-Back Mandate was imminent.

7.15 Shareholders should note that the voting on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2003 AGM will be conducted by way of a poll at the 2003 AGM.

7.16 Temasek, Mr Lim Chee Onn and Mrs Lim Hwee Hua will abstain from voting in respect of their holdings of the Shares on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2003 AGM and will also not accept any appointment as proxies or otherwise for voting on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2003 AGM unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

7.17 **Shareholders are advised to consult their professional advisers and/or the Securities Industry Council and/or other relevant authorities at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any Share purchases by the Company.**

8. Listing Status on SGX-ST

8.1 The Directors will use their best endeavours to ensure that the Company does not effect a purchase of Shares which would result in the number of Shares remaining in the hands of the public falling to such a level as to cause market illiquidity or adversely affect the listing status of the Company, and will ensure that there is a sufficient float for an orderly market in its securities when purchasing its issued Shares. As at the Latest Practicable Date, the Company has no securities apart from its Shares and notes issued pursuant to its US$600,000,000 Multi-Currency Medium Term Note Programme listed on the SGX-ST.

8.2 Pursuant to Rule 723 of the listing manual of the SGX-ST, the Company has to ensure that at least 10 per cent. of its Shares is at all times held by the public (as defined in the SGX-ST's Listing Manual). As at the Latest Practicable Date, 771,376,091 Shares are issued and fully-paid up. After deducting the number of Shares in which non-public shareholders have an interest, approximately 68 per cent. of the Shares are held by public shareholders. Therefore, there is sufficient number of Shares in issue held by public shareholders which would permit the Company to effect a purchase of up to 10 per cent. of its issued and paid-up share capital without affecting the listing status of the Shares on the SGX-ST.

9. **Directors' Recommendation**

The Directors (other than Mr Lim Chee Onn who is also a director of Temasek, and Lim Hwee Hua (Mrs) who is the Managing Director, Corporate Stewardship of Temasek, and who abstain from making any recommendation for Shareholders to vote in favor of the ordinary resolution relating to the renewal and amendment of the Share Buy-Back Mandate) are of the opinion that the renewal and amendment of the Share Buy-Back Mandate is in the interests of the Company and accordingly recommend that Shareholders vote in favour of the ordinary resolution relating to the renewal and amendment of the Share Buy-Back Mandate to be proposed at the 2003 AGM as set out in the Notice of Annual General Meeting dated 21 April 2003.

10. **Interests of Directors and Substantial Shareholders**

10.1 The Directors' interests in the Shares as at the Latest Practicable Date as recorded in the Register of Directors' Shareholdings are set out on page 10 above.

10.2 The Directors' interests in the options granted under the Keppel Corporation Share Option Scheme and outstanding as at the Latest Practicable Date were as follows:–

Share Options	Direct	Deemed
Lim Chee Onn	1,222,000	—
Choo Chiau Beng	932,000	—
Teo Soon Hoe	932,000	—

10.3 The interests of the substantial shareholder in the Shares as at the Latest Practicable Date as recorded in the Register of Substantial Shareholders were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.94	622,500[(i)]	0.08	247,000,260	32.02

Note:–

(i) By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 622,500 Shares held by the Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies and Singapore Power Ltd.

11. **Directors' Responsibility Statement**

The Directors collectively and individually accept full responsibility for the information given and confirm that having made all reasonable enquiries and to the best of their knowledge and belief, the facts stated and opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix, and that there are no facts the omission of which will make any statements herein misleading in any material respect.

12. **Documents for Inspection**

Copies of the following documents are available for inspection at the Company's registered office during business hours from the date hereof up to the date of the 2003 AGM.

(a) The Memorandum and Articles of Association of the Company;

(b) The Summary Financial Report of the Company for the year ended 31 December 2002;

(c) from 6 May 2003, the Annual Report of the Company for the year ended 31 December 2002; and

(d) The Circular.

GUIDELINES ON SHARE PURCHASES BY THE COMPANY

1. SHAREHOLDERS' APPROVAL

(a) Purchases of Shares by the Company must be approved in advance by the Shareholders at a general meeting of the Company by way of a general mandate.

(b) A general mandate authorising the purchase of Shares by the Company will expire on the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required to be held; and/or

(iii) the time when such mandate is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.

(c) Purchases of Shares can be effected by the Company in either one of the following two ways or both:-

(i) by way of on-market purchases on the SGX-ST ("Market Purchases"). Market Purchases mean purchases of Shares transacted through the Central Limited Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in section 76C of the Act ("Off-Market Purchase Scheme").

The authority conferred on the Directors by the Share Buy-Back Mandate to purchase Shares may be renewed at the next annual general meeting of the Company. When seeking the approval of the Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

2. FUNDING OF SHARE PURCHASES

(a) In purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles and the applicable laws in Singapore.

(b) The Company may not purchase its Shares on the SGX-ST for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the SGX-ST.

(c) Any purchases by the Company may be made out of profits that are available for distribution as dividends but not from amounts standing in the Company's share premium account and capital redemption reserve.

(d) The Directors do not propose to exercise the proposed Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company or the gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

3. TRADING RESTRICTION

(a) The number of Shares which can be purchased pursuant to the Share Buy-Back Mandate is such number of Shares which represents up to the maximum of ten (10) per cent. of the issued share capital of the Company as at the last annual general meeting or at the date on which the resolution authorising the Share Buy-Back Mandate is passed, whichever is higher.

(b) Based on the issued and paid-up share capital of the Company as at the Latest Practicable Date, exercise in full of such mandate would result in the purchase of up to 78,625,509 Shares.

(c) The Directors will ensure that any Share purchases will not have an adverse effect on the listing of the Company's Shares and RCCPS on the SGX-ST.

4. OFF-MARKET PURCHASE SCHEME

All Shareholders will be given a reasonable opportunity to accept any offer made by the Company to buy their Shares under the Share Buy-Back Mandate for purchases made by way of an Off-Market Purchase Scheme.

For purchases of Shares to be made by way of an Off-Market Purchase Scheme, the Company will issue an offer document to all Shareholders. The offer document shall contain at least the following information:-

(a) the terms and conditions of the offer;

(b) the period and procedures for acceptances;

(c) the reasons for the proposed share buy-back;

(d) the consequences, if any, of share purchases by the Company that will arise under the Take-over Code or any other applicable take-over rules;

(e) whether the share purchases, if made, would have any adverse effect on the listing of the Company's securities on the SGX-ST; and

(f) details of any share purchases made by the Company in the previous 12 months whether through Market Purchases or the Off-Market Purchase Scheme, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

5. PRICE RESTRICTIONS

The purchases of Shares by the Company shall be at the price of up to but not exceeding the Maximum Price. In the case of Market Purchases by the Company, the Maximum Price is five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the day on which the on-market purchases were made by the Company. In the case of off-market purchases by the Company on an equal access scheme, the Maximum Price is twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

6. STATUS OF PURCHASED SHARES

The listing of all purchased Shares (whether on the SGX-ST or otherwise) will be automatically cancelled and the related certificates for those Shares must be cancelled. Under Singapore law, the Company's purchased Shares will be treated as cancelled and the issued share capital of the Company will be diminished by the nominal value of those Shares accordingly.

7. REPORTING REQUIREMENTS

(a) Within thirty (30) days of the passing of a Shareholders' resolution to approve purchases of Shares, the Company must lodge a copy of such resolution with the Registrar of Companies and Businesses.

(b) The Company must notify the Registrar of Companies and Businesses within thirty (30) days of a purchase of Shares on the SGX-ST or otherwise. Such notification shall include details of the date of the purchases, the total number and nominal value of Shares purchased by the Company, the Company's issued share capital as at the date of the Shareholders' resolution approving the purchase and after the purchase of Shares and the amount of consideration paid by the Company for the purchases.

(c) The Company will notify the SGX-ST of Market Purchases of Shares not later than 9.00 a.m. on the Market Day following the day on which the Market Purchases were effected, and of off-market purchases not later than 9.00 a.m. on the second Market Day after the close of acceptances of the offer for off-market purchases. The notification of such purchases to the SGX-ST shall be in such form and shall include such details that the SGX-ST may prescribe.

(d) The Company shall make arrangements with its stockbrokers to ensure that they provide to the Company in a timely fashion the necessary information which will enable the Company to make the necessary notifications to the SGX-ST.

(e) When seeking the approval of Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to the purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

8. SUSPENSION OF PURCHASES

The Company may not purchase Shares after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced.

In particular, the Company may not purchase its Shares on the SGX-ST during the period commencing one month before the announcement of the Company's annual or half-year results, as the case may be, and ending on the date of announcement of the relevant results.

PROPOSED AMENDMENT TO SHARE BUY-BACK MANDATE

The amendments which are proposed to be made to the Guidelines set out in Appendix I to the Circular are set out below. For ease of reference and where appropriate, the full text of the paragraph proposed to be amended has also been reproduced and the principal modifications highlighted.

Existing paragraph 5 of the Guidelines:–

5 PRICE RESTRICTIONS

The purchases of Shares by the Company shall be at the price of up to but not exceeding the Maximum Price. In the case of Market Purchases by the Company, the Maximum Price is five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the day on which the on-market purchases were made by the Company. In the case of off-market purchases by the Company on an equal access scheme, the Maximum Price is twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

Proposed Amendment to Paragraph 5 of the Guidelines:–

5 PRICE RESTRICTIONS

The purchases of Shares by the Company shall be at the price of up to but not exceeding the Maximum Price. In the case of Market Purchases by the Company, the Maximum Price is five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the day on which the on-market purchases were made by the Company **and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period**. In the case of off-market purchases by the Company on an equal access scheme, the Maximum Price is twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

Note: The Singapore Exchange Securities Trading Limited ("SGX-ST") assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in this Appendix.

THE PROPOSED NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. CHAPTER 9 OF THE LISTING MANUAL

Under Chapter 9 of the SGX-ST's listing manual ("Listing Manual"), where a listed company or any of its subsidiaries or target associated companies (as defined in paragraph 2(f)(iii) below) which is an "entity at risk" (as defined in paragraph 2(f) below) proposes to enter into a transaction ("Interested Person Transaction") with a listed company's "interested persons" (as defined in paragraph 2(g) below), an immediate announcement, or an immediate announcement and shareholders' approval would be required in respect of the transaction if the value of the transaction is equal to or exceeds certain thresholds set out in Chapter 9 of the Listing Manual.

In particular, an immediate announcement is required where:–

(a) the transaction is of a value equal to, or more than, 3% of the listed company's latest audited net tangible assets ("NTA"); or

(b) the aggregate value of all transactions entered into with the same interested person during the same financial year amounts to 3% or more of the listed company's latest audited NTA; and

shareholders' approval (in addition to an immediate announcement) is required where:–

(a) the transaction is of a value equal to, or more than, 5% of the listed company's latest audited NTA; or

(b) the transaction, when aggregated with other transactions entered into with the same interested person during the same financial year, is of a value equal to, or more than, 5% of the listed company's latest audited NTA.

For the purposes of aggregation, any Interested Person Transaction which is below S$100,000 is to be excluded.

For illustration purposes, based on the audited consolidated accounts of Keppel Corporation Limited ("KCL" or the "Company") and its subsidiaries (the "KCL Group") for the financial year ended 31 December 2002, the audited consolidated NTA of the KCL Group as at 31 December 2002 was $2,576 million. Accordingly, in relation to the KCL Group, for the purposes of Chapter 9 of the Listing Manual in the current financial year, approval of the shareholders of the Company ("Shareholders") would be required where:–

(a) the transaction is of a value equal to, or more than, $128.8 million, being 5% of the latest audited consolidated NTA of the KCL Group; or

(b) the transaction, when aggregated with other transactions entered into with the same interested person during the same financial year, is of a value equal to, or more than, $128.8 million.

Chapter 9 of the Listing Manual however provides that a listed company may seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, which may be carried out with the listed company's interested persons, but not in respect of the purchase or sale of assets, undertakings or businesses.

2. DEFINITIONS

For the purposes of Chapter 9 of the Listing Manual the following terms shall have the following definitions or such other definitions as the SGX-ST may from time to time determine, unless the context otherwise requires:–

(a) an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(b) an "associate" means:–

(i) in relation to any director, chief executive officer or Controlling Shareholder (being an individual):–

(1) his immediate family member (that is, the person's spouse, child, adopted child, step-child, sibling and parent);

(2) the trustees of any trust of which he or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(3) any company in which he and his immediate family together (directly or indirectly) have an interest of 30% or more; and

(ii) in relation to a Controlling Shareholder (being a company), any other company which is its subsidiary or holding company or is a subsidiary of such holding company or one in the equity of which it and/or other company or companies taken together (directly or indirectly) have an interest of 30% or more;

(c) "associated company" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "Control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) "Controlling Shareholder" means a person who:–

(i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that a person who satisfies this paragraph is not a Controlling Shareholder); or

(ii) in fact exercises Control over a company;

(f) an "entity at risk" means:–

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed group, or the listed group and its interested person(s), has Control over the associated company (which shall be referred to as a "target associated company" in this Appendix);

(g) an "interested person" means:–

(i) a director, chief executive officer or Controlling Shareholder of the listed company; or

(ii) an associate of any such director, chief executive officer or Controlling Shareholder; and

(h) a "transaction" includes the provision or receipt of financial assistance, the acquisition, disposal or leasing of assets, the provision or receipt of services, the issuance or subscription of securities, the granting of or being granted options, and the establishment of joint ventures or joint investments, whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

3. SHAREHOLDERS' MANDATE

3.1 Rationale for Shareholders' Mandate

Temasek Holdings (Private) Limited ("Temasek"), which is a Controlling Shareholder of a number of publicly-listed companies, is a Controlling Shareholder of KCL.

Due to the size of the Temasek group of companies, the Company, its subsidiaries and target associated companies (as defined in paragraph 2(f)(iii) of this Appendix) that is not listed on the SGX-ST or an approved exchange (the "KCL IPT Group") would in the ordinary course of business enter into transactions with the classes of Interested Persons as set out herein and with some degree of frequency.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the directors of KCL ("Directors") are seeking the approval of Shareholders pursuant to Chapter 9 of the Listing Manual for a proposed Shareholders' Mandate pursuant to Chapter 9 of the Listing Manual for the Company, its subsidiaries and target associated companies to enter into Interested Person Transactions with the classes of interested persons set out in paragraph 4 below ("Interested Persons"), provided that such transactions are made at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders ("Shareholders Mandate"). Such Interested Person Transactions are described in paragraph 5 below.

If approved by Shareholders at the Annual General Meeting to be held on 22 May 2003 or any adjournment thereof ("AGM"), the proposed Shareholders' Mandate will take effect from the date of receipt of Shareholders' approval at the AGM until the next AGM of the Company, and shall apply in respect of Interested Person Transactions entered or to be entered into from the date of the AGM until the next AGM of the Company, unless revoked or varied by the Company in general meeting. Thereafter, approval from Shareholders for a renewal of the Shareholders' Mandate will be sought at each subsequent AGM of the Company.

3.2 Scope of the Shareholders' Mandate

The Shareholders' Mandate will cover a wide range of transactions arising in the ordinary course of business operations of the KCL IPT Group, including its principal businesses of offshore and marine, engineering and energy, as well as ancillary businesses such as procurement services and travel.

The Shareholders' Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

Transactions with Interested Persons which do not come within the ambit of the proposed Shareholders' Mandate (including any renewal thereof) will be subject to applicable provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

3.3 Benefit to the Company

The obtaining of the Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis would eliminate the need for the Company to announce, or to announce and convene separate general meetings from time to time to seek Shareholders' prior approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the KCL IPT Group. In addition, this will considerably improve administrative efficacy.

The Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the KCL IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders. The KCL IPT Group will benefit from having access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. In respect of the issue or sale of debt securities to the Interested Persons, the KCL IPT Group can benefit from the financial support of the Interested Persons arising from such issuance or sale, which would be on terms no less favourable to the KCL IPT Group than those issued or sold to other third parties.

4. CLASSES OF INTERESTED PERSONS

The Shareholders' Mandate will apply to the Interested Person Transactions (as described in paragraph 5 below) which are carried out between any company within the KCL IPT Group and the following classes of Interested Persons:–

(a) Temasek and its associates; and

(b) Directors, chief executive officer(s) and Controlling Shareholders (other than Temasek) of the Company and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The types of transactions with Interested Persons (as described in paragraph 4 above) to which the Shareholders' Mandate applies and the benefits to be derived therefrom are set out below:–

5.1 Offshore and Marine Services

(a) Provision and purchases of services and expertise in the construction, fabrication and repair of offshore production facilities, drilling rigs, power barges and specialised vessels to/from Interested Persons and/or to provide the same to third parties jointly with Interested Persons;

(b) Provision and purchases of services relating to shipbuilding, dry docking, afloat repairs and voyage repairs, major modifications as well as conversion of vessels;

(c) Provision and purchases of services relating to fabrication of steel structures and industrial equipment and plant;

(d) Provision and purchases of sub-contracting services, and services relating to engineering, advisory, consultancy and assistance, design and drafting services, project management, material and equipment procurement and procurement services, and the leasing/rental of facilities and equipment, shotblasting services, acquisition and/or supply of materials, equipment and products, and the provision of tug boat services and ocean towage; and

(e) Provision and purchases of services related to ship repair and shipbuilding contracting and fabrication services.

5.2 Energy-related Services

(a) Engaging contractors and suppliers for the development and construction of energy-related projects, and the purchase of materials, plants and machinery for such projects;

(b) Purchase of meter reading, data management, power transmission and other essential regulated services required by an electricity retailer in the Singapore electricity market;

(c) Contracts with electricity generating companies for hedging of electricity prices;

(d) retail of electricity;

(e) Purchase of natural gas as fuel for its facility and backup fuel or chemicals and other raw materials required for power generation;

(f) Purchase of gas distribution, power transmission, metering services and other essential regulated services required by a power generator;

(g) Provision of demineralised water, steam, cooling water and other utility services; and

(h) Provision of guarantees for obligations under the above contracts relating to the purchase of energy-related services.

5.3 Engineering Services

(a) Provision of engineering, procurement and construction services in infrastructure, industrial and commercial developments;

(b) Sale of material handling equipment and heavy cranes, provision and purchase of services relating to structural steel engineering, comprehensive operations and maintenance services, and provision of precision engineering services;

(c) Supply, install, repair and service automation, instrumentation and control systems;

(d) Provision of general engineering contracting and fabrication services and the supply of marine and building materials, equipment and products;

(e) Provision of environmental engineering design, process technology and equipment and services in environmental engineering business; and

(f) Provision of services for the development and construction of infrastructural plants in environmental business, and the engagement of sub-contractors and suppliers to provide services required for such development and construction.

5.4 Debt Securities transactions

The subscription of debt securities issued by any Interested Person, the issue of debt securities to any Interested Person, the purchase from any Interested Person of debt securities previously issued by such Interested Person, or the sale to any Interested Person of debt securities previously issued by any company within the KCL IPT Group ("Debt Securities Transactions").

5.5 Property Related Transactions

(a) Sale and lease of properties, including but not limited to residential, commercial and industrial buildings and properties;

(b) Provision and purchase of project development and project management services;

(c) Provision and purchase of property marketing services for the sale or lease of residential, commercial and industrial properties, as well as property funds; and

(d) Provision of facilities for leisure activities, including without limitation, marina facilities.

5.6 Other Transactions

(a) Provision of services relating to the procurement of goods and services including procurement agency, strategic sourcing, auctions, and provision of related technology platforms, consultancy and outsourcing services;

(b) Provision of travel management services, including corporate ticketing, and purchases of travel and transportation services including but not limited to purchases of air tickets and hotel accommodation;

(c) Provision of charter-party and other shipping related services;

(d) Purchase of data storage services including hosting services, software licences, design and other technology services; and

(e) Purchase of services relating to development and management of network infrastructure and automation devices.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 To ensure that Interested Person Transactions are undertaken at arm's length, on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, the following procedures will be implemented for the review and approval of Interested Person Transactions under the Shareholders' Mandate:–

All Interested Person Transactions

(a) In relation to all Interested Person Transactions as enumerated under paragraph 5 above, quotations will be obtained from the Interested Person and at least one similar service or product provider in respect of services and products obtained by any company within the KCL IPT Group from the Interested Person. All Interested Person Transactions as enumerated under paragraph 5 above shall not be approved unless such transactions are entered into (i) at rates/prices which are no more favourable to the Interested Person than those extended to unrelated third parties (including where applicable, preferential rates/prices/discounts accorded to corporate customers or bulk purchases), or (ii) in relation to purchases of products and services, on terms similar to the service or product providers' usual commercial terms and in accordance with industry norms for similar services or products, or (iii) in relation to provision of products or services, on terms similar to the usual commercial terms of such company in the KCL IPT Group, or (iv) otherwise in accordance with other applicable industry norms.

(b) In the event that it is not possible to obtain quotations from unrelated third parties or to determine whether the terms of the Interested Person Transaction with the Interested Person are more or less favourable than the aggregate terms quoted by unrelated third parties, any two members of a committee comprising the directors and the senior financial officer of the relevant company in the KCL IPT Group for the time being and such other person as the Directors may from time to time appoint (the "Review Committee") will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. In its evaluation, the Review Committee will include considerations of the efficiencies and flexibilities derived by the Company in transacting with the Interested Person compared with transacting with unrelated third parties. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate such terms in accordance with prevailing industry norms (including the reasonableness of the terms).

(c) All Interested Person Transactions must be consistent with the usual practices and policies of the KCL IPT Group. The KCL IPT Group will maintain a register of Interested Person Transactions and the register will be reviewed on a quarterly basis by the internal auditors who will report to the Audit Committee.

6.2 In addition to the above procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures:–

(a) All Transactions other than Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to all Interested Person Transactions (other than Debt Securities Transactions) as enumerated under paragraph 5 above:–

(i) transactions equal to or exceeding $2,000,000 but less than $10,000,000 each in value will be reviewed and approved by any two members of the Review Committee, before the transaction is entered into;

(ii) transactions equal to or exceeding $10,000,000 but less than $50,000,000 each in value will be reviewed and approved by any two members of the Review Committee and an Executive Director of KCL (the "Executive Director") or, if he has an interest in the transaction, a member of the Audit Committee, before the transaction is entered into; and

(iii) transactions equal to or exceeding $50,000,000 each in value will be reviewed and approved by the Audit Committee, before the transaction is entered into.

(b) Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to Debt Securities Transactions, the Company will implement the following procedures:–

(i) In relation to the subscription of debt securities issued by any Interested Person, or the purchase from any Interested Person of debt securities previously issued by such Interested Person, such transactions will be entered into by companies within the KCL IPT Group only if the consideration for such debt securities will not be higher than the price(s) at which such debt securities are subscribed or purchased by any other third parties. Conversely, companies within the KCL IPT Group will only issue new debt securities or sell debt securities (previously issued by any company within the KCL IPT Group) to Interested Persons at prices not lower than the prices at which such debt securities are issued or sold to third parties. If, in the case of subscription of debt securities, the KCL IPT Group company is the only subscriber, or in the case of sale of debt securities, the Interested Person is the only purchaser, the Review Committee will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate the reasonableness of the consideration.

(ii) **debt securities issued or sold to Interested Persons**

In addition, in relation to debt securities issued or sold by any company within the KCL IPT Group to the same Interested Person during the same financial year:–

(aa) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $500,000 but is less than $10,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee;

(bb) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $10,000,000 but is less than $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee, and the Executive Director or, if he has an interest in the transaction, a member of the Audit Committee; and

(cc) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by the Audit Committee.

(iii) ***Subscription and purchase of debt securities from Interested Persons***

In addition, in relation to debt securities subscribed or purchased by any company within the KCL IPT Group from the same Interested Person during the same financial year:–

(aa) Where the aggregate of the principal amount of all debt securities subscribed and/or purchased from, the same Interested Person shall at any one time exceed $200,000,000, each additional subscription of debt securities issued by, or purchase of debt securities from, that Interested Person by any company within the KCL IPT Group shall require the prior approval of the Audit Committee; and

(bb) Subscription of debt securities issued by, and/or purchase of debt securities from, the same Interested Person where the aggregate of the principal amounts thereof do not at any one time exceed the limit set out in sub-paragraph (aa) above will not require the prior approval of the Audit Committee but will be reviewed on a quarterly basis by the Audit Committee.

6.3 The internal auditors of KCL shall review the register of Interested Person Transactions (referred to in paragraph 6.1(c) above) and the operation of the review procedures on a quarterly basis and report to the Audit Committee on the compliance by the KCL IPT Group with the review procedures, and the basis of such transactions, including the quotations (if any) obtained to support the basis, entered into by the KCL IPT Group with the Interested Persons.

6.4 The Audit Committee shall have the overall responsibility for determining the sufficiency of the review procedures to ensure that Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, with the authority to delegate the review of such procedures to individuals within the Company and/or such external advisers as they deem appropriate. If any member of the Review Committee or the Executive Director has an interest in an Interested Person Transaction to be reviewed, such member or the Executive Director (as the case may be) will abstain from any decision making in respect of that transaction. If a member of the Audit Committee has an interest in an Interested Person Transaction to be reviewed by the Audit Committee, he will abstain from any decision making in respect of that transaction and the review and approval of that transaction will be undertaken by the remaining members of the Audit Committee.

6.5 Generally, the Review Committee, the Executive Director and the Audit Committee will only approve an Interested Person Transaction if the terms of the transaction are no more favourable than the terms extended to unrelated third parties, or are in accordance with published or prevailing market rates/prices or are otherwise in accordance with prevailing industry norms. Any member of the Review Committee or the Audit Committee or the Executive Director may, as he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers.

6.6 The Audit Committee will review the terms of the Interested Person Transactions and the review procedures adopted on a quarterly basis.

7. INDEPENDENT FINANCIAL ADVISER'S OPINION

Pursuant to Chapter 9 of the Listing Manual, KPMG Corporate Finance Pte Ltd ("KPMG") has been appointed as the independent financial adviser to render an opinion as to the sufficiency of the review procedures to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

KPMG is of the opinion that, having considered, inter alia, the review procedures set up by the Company, the role of the Audit Committee in reviewing and approving Interested Person Transactions, the rationale for the Shareholders' Mandate and the benefits accruing to the Company arising from the Shareholders' Mandate, the review procedures set up by the Company for determining transaction prices of Interested Person Transactions as described in paragraph 6 above are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders. Their letter to the independent Directors dated 28 March 2003 is reproduced in Annexure A to this Appendix.

8. AUDIT COMMITTEE'S STATEMENTS

The Audit Committee (comprising Messrs Cham Tao Soon, Bernard Tan, Lim Hock San and Lim Hwee Hua, but with Lim Hwee Hua (Mrs) who is the Managing Director, Corporate Stewardship of Temasek abstaining from providing an opinion) is of the opinion that, having considered, inter alia, the review procedures set up by the Company, the role of the Audit Committee in reviewing and approving Interested Person Transactions, the rationale for the Shareholders' Mandate and the benefits accruing to the Company arising from the Shareholders' Mandate, the review procedures set up by the Company for determining transaction prices of Interested Person Transactions as described in paragraph 6 above are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the established review procedures are inadequate or inappropriate to ensure that the Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company·and its minority Shareholders, or in the event of any amendment to Chapter 9, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/ or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

9. VALIDITY PERIOD OF THE SHAREHOLDERS' MANDATE

If approved by Shareholders at the AGM, the Shareholders' Mandate will take effect from the passing of the Ordinary Resolution relating thereto at the AGM, and will (unless revoked or varied by the Company in general meeting) continue in force until the next AGM of the Company. Approval from Shareholders will be sought for the renewal of the Shareholders' Mandate at the next AGM and at each subsequent AGM of the Company, subject to satisfactory review by the Audit Committee of its continued application to transactions with Interested Persons.

10. DISCLOSURES

Disclosure will be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the Shareholders' Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the Shareholders' Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual. The Company will also announce the aggregate value of transactions conducted pursuant to the Shareholders' Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

11. DIRECTORS' RECOMMENDATIONS

The Directors (except for Mr Lim Chee Onn who is also a director of Temasek, and Lim Hwee Hua (Mrs) who is the Managing Director, Corporate Stewardship of Temasek, and who abstain from making any recommendation in respect of the Shareholders' Mandate) are of the view that it would be beneficial to and in the interests of the Company that it, its subsidiaries and target associated companies be permitted to have the flexibility to enter into the types of transactions described in paragraph 5 above in their ordinary course of business with the classes of Interested Persons described in paragraph 4 above for the reasons stated in this Appendix. Accordingly, they (except for Mr Lim Chee Onn and Lim Hwee Hua (Mrs) for the reason mentioned above) recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Shareholders' Mandate to be proposed at the forthcoming AGM.

12. VOTING

In accordance with the requirements of Chapter 9 of the Listing Manual, Temasek (being the Controlling Shareholder of the Company) and all the Directors will abstain from voting, and each has undertaken to ensure that its associates will abstain from voting, on the Ordinary Resolution relating to the Shareholders' Mandate to be proposed at the forthcoming AGM in respect of the KCL Shares held by them respectively.

13. DIRECTORS' RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors has been to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

14. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

(a) Directors

The interests of the Directors in the KCL Shares as at 28 March 2003 ("Latest Practicable Date") based on information in the Register of Directors' Shareholdings as maintained pursuant to Section 164 of the Act were as follows:–

	No. of Shares		
Name of Director	**Direct Interest**	**Deemed Interest**	**Total Interest**
Lim Chee Onn	600,083 (0.08%)	—	600,083 (0.08%)
Cham Tao Soon	—	25,416 (0.003%)	25,416 (0.003%)
Bernard Tan Tiong Gie	—	—	—
Lim Hock San	—	—	—
Khoo Teng Chye	—	—	—
Sven Bang Ullring	9,000 (0.001%)	—	9,000 (0.001%)
Tony Chew Leong-Chee	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—
Andrew Ang	—	—	—
Lim Hwee Hua (Mrs)	—	—	—
Choo Chiau Beng	377,583 (0.05%)	—	377,583 (0.05%)
Teo Soon Hoe	767,166 (0.10%)	—	767,166 (0.10%)

(b) Substantial Shareholders

The interests of the Substantial Shareholders in KCL Shares as at the Latest Practicable Date based on information in the Register of Substantial Shareholders as maintained pursuant to Section 88 of the Act were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.94	622,500(i)	0.08	247,000,260	32.02

Note (i):–

By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 622,500 Shares held by Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies and Singapore Power Ltd.

15. CONSENT

KPMG has given and has not withdrawn its written consent to the issue of this Appendix with the inclusion herein of its name and its letter reproduced in Annexure A and all references thereto in the form and context in which they appear in this Appendix.

16. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected by Shareholders at the registered office of the Company, during normal business hours from the date of this Appendix up to the date of the AGM:–

(a) Memorandum and Articles of Association of the Company;

(b) The letter from KPMG to the independent Directors dated 28 March 2003;

(c) The letter of consent of KPMG referred to in paragraph 15 above;

(d) the summary financial report of the Company for the financial year ended 31 December 2002; and

(e) from 6 May 2003, the annual report of the Company for the financial year ended 31 December 2002.

INDEPENDENT FINANCIAL ADVISER'S LETTER TO THE INDEPENDENT DIRECTORS



KPMG Corporate Finance

16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

P. O. Box 448
Robinson Road
Singapore 900848

Telephone +65 6213 3388
Fax +65 6225 0984
www.kpmg.com.sg

PRIVATE AND CONFIDENTIAL

The Independent Directors
Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481

Our ref TSC/CJA/GMH

Contact Tham Sai Choy

Telephone +65 62132500

28 March 2003

Dear Sirs

THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

Keppel Corporation Limited (the "Company") is proposing to adopt a new shareholders' mandate (the "New Shareholders' Mandate") to enable the entering into of certain categories of transactions with specified classes of the Company's interested persons. This letter has been prepared for the use of Messrs Cham Tao Soon, Bernard Tan Tiong Gie, Lim Hock San, Khoo Teng Chye, Sven Bang Ullring, Tony Chew Leong-Chee, Tsao Yuan Mrs Lee Soo Ann, Andrew Ang, Choo Chiau Beng and Teo Soon Hoe (the "Independent Directors ") of the Company to be incorporated into appendix 3 to the notice of annual general meeting ("AGM") for 2002 ("AGM Notice") which provides, *inter alia*, the details of the New Shareholders' Mandate and the recommendation of the Independent Directors thereon. Unless otherwise defined, all terms in Appendix 3 to the AGM Notice have the same meaning in this letter.

To comply with the requirements of Chapter 9 of the Listing Manual, KPMG Corporate Finance Pte Ltd ("KPMG") has been appointed as the independent financial adviser to provide an opinion on whether the methods and procedures set out in the New Shareholders' Mandate are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the minority shareholders of the Company ("Independent Shareholders").

2. TERMS OF REFERENCE

The objective of this letter is to provide an independent opinion, for the purposes of Chapter 9 of the Listing Manual, on whether the methods and procedures set out in the New Shareholders' Mandate for determining the prices of Interested Person Transactions are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders.



KPMG's views as set forth in this letter are based on prevailing market and economic conditions, and our analysis of the information provided in the AGM Notice as well as information provided to us by the Company, as of 28 March 2003 (the "Latest Practicable Date"). Accordingly, this opinion does not take into account any events or conditions which occurred after the Latest Practicable Date.

KPMG is not and was not involved in any aspect of the discussions on the scope of the New Shareholders' Mandate, nor were we involved in the deliberations leading up to the decision by the Independent Directors to obtain the New Shareholders' Mandate or the methods or procedures adopted by the Company for determining the prices of Interested Person Transactions. In the course of our evaluation of the methods or procedures adopted for determining transaction prices in connection with the New Shareholders' Mandate, we have held discussions with certain senior management of the Company ("Senior Management"). We have also relied on the information contained in the AGM Notice. We have not independently verified such information furnished by Senior Management nor any representation or assurance made by them, whether written or verbal, and accordingly cannot and do not warrant or accept responsibility for the accuracy or completeness of such information, representation or assurance. Nevertheless, the Company has confirmed to us that, to the best of their knowledge and belief, the information provided to us (whether written or verbal) as well as the information contained in the AGM Notice constitutes a full and true disclosure, in all material respects, of all material facts relating to the New Shareholders' Mandate and there is no material information the omission of which would make any of the information contained herein or in the AGM Notice inaccurate, incomplete or misleading in any material respect.

We have also made reasonable enquiries and used our judgement in assessing such information and have found no reason to doubt the reliability of such information. We have further assumed that all statements of fact, belief, opinion and intention made by the Independent Directors have been reasonably made after due and careful enquiry. We have not conducted a comprehensive review of the business, operations or financial condition of the Company or the transactions described in paragraph 5 of Appendix 3 to the AGM Notice.

Our opinion is delivered solely for the use and benefit of the Independent Directors for their deliberation on the New Shareholders' Mandate, and the recommendations made by the Independent Directors shall remain the responsibility of the Independent Directors. Our opinion should not be relied on as a recommendation to any shareholder ("Shareholder") of the Company as to how such Shareholder should vote on the New Shareholders' Mandate or any matter related thereto. Each Shareholder may have different investment objectives and considerations and should seek professional advice.

We are not required to conduct and have not conducted any review of the historical or current Interested Person Transactions carried out by the Company. Accordingly, we do not express any opinion on whether such Interested Person Transactions were or are in compliance with the review procedures set out under the New Shareholders' Mandate. The implementation of such review procedures is the responsibility of the Directors.

We are not required or authorised to obtain, and we have not obtained, any quotations or transaction prices from third parties for products or services similar to those which are to be



covered by the New Shareholders' Mandate, and therefore are not able to, and have not, compared the Interested Person Transactions with similar transactions with third parties.

The Directors have collectively and individually accepted responsibility for the AGM Notice and have confirmed, having made all reasonable enquires, that to the best of their knowledge and belief, the facts stated and opinions expressed in the AGM Notice are fair and accurate in all material respects as at the date of the AGM Notice and that there are no material facts the omission of which would make any statement in the AGM Notice misleading.

Our opinion in relation to the New Shareholders' Mandate should be considered in the context of the entirety of this letter and the AGM Notice.

3. NEW SHAREHOLDERS MANDATE

(a) Background

It is envisaged that, in the ordinary course of business of the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together the "EAR Group"), transactions between the EAR Group and the Company's Interested Persons ("Interested Persons") are likely to occur with some degree of frequency and may arise at any time and from time to time. The categories of Interested Person Transactions, including offshore and marine services, energy-related services, engineering services, debt securities services, property related services and other transactions are described in paragraph 5 of the AGM Notice.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the Company is seeking the approval of Shareholders, pursuant to Chapter 9 of the Listing Manual, for the New Shareholders' Mandate to enable any member of the EAR Group to enter into Interested Person Transactions with the classes of Interested Persons (as set out in paragraph 4 of Appendix 3 to the AGM Notice), provided that such Interested Person Transactions are made on normal commercial terms, and in accordance with the review procedures as set out in Appendix 3 to the AGM Notice.

The New Shareholders' Mandate does not cover any Interested Person Transaction which has a value of less than $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

(b) Interested Person Transactions

Salient information on the Interested Person Transactions including:

(i) the rationale for the New Shareholders' Mandate;
(ii) the scope of the New Shareholders' Mandate;
(iii) the benefit of the New Shareholders' Mandate;
(iv) the classes of Interested Persons;
(v) the categories of Interested Person Transactions; and
(vi) the review procedures for Interested Person Transactions.

is set out in paragraphs 3 to 6 of Appendix 3 to the AGM Notice.

(c) Validity Period of the New Shareholders Mandate

If approved by Shareholders at the AGM, the New Shareholders' Mandate will take effect from the passing of the Ordinary Resolution relating thereto at the AGM, and (unless revoked or varied by the Company in general meeting) continue in force until the next AGM of the Company. Approval from Shareholders will be sought for the renewal of the New Shareholders' Mandate at the next AGM and at each subsequent AGM of the Company, subject to satisfactory review by the Company's Audit Committee of its continued application to transactions with Interested Persons.

(d) Disclosure

In accordance with the requirements of Chapter 9 of the Listing Manual, disclosure is required to be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the New Shareholders' Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the New Shareholders' Mandate continues in force. The Company will also announce the aggregate value of transactions conducted pursuant to the New Shareholders' Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

(e) Other Transactions with Interested Persons

The Independent Directors should note that any transaction between any company within the EAR Group and the Interested Persons which does not fall within the ambit of the New Shareholders' Mandate (as set out in paragraphs 3 to 6 of Appendix 3 to the AGM Notice and in respect of which approval is sought from the Shareholders at the AGM) shall be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

Such transactions will, unless specifically excluded from the ambit of Chapter 9 of the Listing Manual, require an immediate announcement where:

(i) the transaction is of a value equal to, or more than, 3% of the Company's latest audited consolidated net tangible assets; or
(ii) the aggregate value of all transactions entered into with the same Interested Person during the same financial year amounts to 3% or more of the Company's latest audited consolidated net tangible assets.

Shareholders' approval (in addition to an immediate announcement) is required where:-

(i) the transaction is of a value equal to, or more than, 5% of the Company's latest audited consolidated net tangible assets; or
(ii) the transaction, when aggregated with other transactions entered into with the same Interested Person during the same financial year, is of a value equal to, or more than, 5% of the Company's latest audited consolidated net tangible assets.



4. CONCLUSION

In arriving at our opinion on whether the methods and procedures for determining transaction prices of Interested Person Transactions for the purposes of the New Shareholders' Mandate, as set out in paragraph 6 of Appendix 3 to the AGM Notice, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders, we have considered the following:

(a) the rationale for the New Shareholders' Mandate;
(b) the scope of the New Shareholders' Mandate;
(c) the duration of the New Shareholders' Mandate;
(d) the categories of Interested Person Transactions covered by the New Shareholders' Mandate;
(e) the classes of Interested Persons;
(f) the review processes and procedures for Interested Person Transactions;
(g) the role of the Audit Committee in reviewing and approving Interested Person Transactions; and
(h) the benefit to the Company of the New Shareholders' Mandate.

Based on the analysis undertaken and subject to the qualifications and assumptions made herein, KPMG is of the opinion that the current methods and procedures for determining transaction prices of Interested Person Transactions as set out in paragraph 6 of Appendix 3 to the AGM Notice, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders.

We have prepared this letter for the use of the Independent Directors in connection with and for the purposes of their consideration of the New Shareholders' Mandate, and for inclusion in Appendix 3 to the AGM Notice. No other person may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner except with KPMG's prior written consent in each specific case.

The opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Tham Sai Choy
Director

Chris Archer
Associate Director

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY

CIRCULAR DATED 21 APRIL 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Keppel Corporation Limited ("**Company**" or "**KCL**"), you should immediately forward this Circular and the attached Proxy Form to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward delivery to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED CAPITAL DISTRIBUTION OF $0.12 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION

IMPORTANT DATES

Last Date and Time for Lodgement of Proxy Form	:	20 May 2003 at 11.00 a.m.
Date and Time of Extraordinary General Meeting	:	22 May 2003 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	InterContinental Singapore Ballroom 2 & 3 (Level 2) 80 Middle Road Singapore 188966

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CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:–

"Act"	:	The Companies Act, Chapter 50 of Singapore
"Articles"	:	The Articles of Association of the Company
"Books Closure Date"	:	A date to be announced (upon obtaining the High Court's sanction for the Proposed Capital Distribution) on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlement of Shareholders to the cash payment of $0.12 for each Share pursuant to the Proposed Capital Distribution
"CDP"	:	The Central Depository (Pte) Limited
"Directors" or "Board"	:	The Board of Directors of the Company as at the date of this Circular, unless otherwise stated
"EGM"	:	Extraordinary General Meeting
"EPS"	:	Earnings per Share
"Group"	:	KCL and its subsidiaries
"KCL" or "Company"	:	Keppel Corporation Limited
"KCL Options"	:	Share options to subscribe for new KCL Shares granted pursuant to the Share Option Scheme
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 28 March 2003
"NTA"	:	Net tangible asset
"Proposed Capital Distribution"	:	The proposed distribution by the Company to the Shareholders of $0.12 in cash for each issued and fully paid-up Share by way of capital reduction
"Securities Account"	:	A securities account maintained by a Depositor with CDP
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares" or "KCL Shares"	:	Ordinary shares of $0.50 each in the capital of the Company
"Share Buy-Back"	:	Buy back of Shares by the Company pursuant to the Share Buy-Back Mandate
"Share Buy-Back Mandate"	:	A general mandate given by Shareholders (including the subsequent renewal thereof if approved by Shareholders) that authorises the Directors to purchase Shares in accordance with its terms, the Companies Act and the listing rules of the SGX-ST

"Shareholders"	:	The registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall in relation to those Shares, mean Depositors who have Shares entered against their names in the Depository Register
"Share Option Scheme"	:	The KCL Share Option Scheme, adopted at a general meeting of the Company on 7 May 1987 and last revised at the general meeting of the Company on 1 September 1999, as modified from time to time
"$" and "¢"	:	Singapore dollars and cents, respectively
"per cent." or "%"	:	Per centum or percentage

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Circular shall have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in this Circular between the listed amounts and the totals thereof are due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Proposed Capital Distribution:–

Last date and time for lodgement of Proxy Forms for EGM	:	20 May 2003 at 11.00 a.m.
Date and time of EGM	:	22 May 2003 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place)
Expected date for Court approval of the Proposed Capital Distribution	:	20 June 2003
Expected last date to deposit Share certificates for Shareholders (not being Depositors) who wish to trade in their Shares and be entitled to the Capital Distribution via CDP	:	20 June 2003
Expected Books Closure Date for the Capital Distribution	:	7 July 2003
Expected Effective Date for the Capital Distribution	:	8 July 2003
Expected Payment Date for the Capital Distribution	:	16 July 2003

Notes:–

1. The timetable above is only indicative and the actual dates of the above events will be announced, where appropriate.
2. All Proxy Forms must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM in place of his proxy.

KEPPEL CORPORATION LIMITED

(Incorporated in the Republic of Singapore)

LETTER TO SHAREHOLDERS

Directors	**Registered Office**
Lim Chee Onn, Chairman	23 Church Street
Cham Tao Soon	#15-01 Capital Square
Bernard Tan Tiong Gie	Singapore 049481
Lim Hock San	
Khoo Teng Chye	
Sven Bang Ullring	
Tony Chew Leong-Chee	
Tsao Yuan Mrs Lee Soo Ann	
Andrew Ang	
Lim Hwee Hua (Mrs)	
Choo Chiau Beng	
Teo Soon Hoe	

21 April 2003

To: Shareholders of Keppel Corporation Limited

Dear Sir/Madam,

PROPOSED CAPITAL DISTRIBUTION
OF $0.12 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION

1. INTRODUCTION

1.1 On 28 January 2003, we had proposed a capital distribution of 12 cents per Share without deduction for tax out of the Company's share premium account. Shareholders will receive $0.12 in cash for each Share by way of a capital reduction exercise.

1.2 The purpose of this Circular is to provide you with information relating to the Proposed Capital Distribution and to seek your approval for the special resolution set out in the Notice of EGM on page 12 of this Circular.

2. THE PROPOSED CAPITAL DISTRIBUTION

2.1 Summary: We propose to implement the Proposed Capital Distribution by cancelling part of our share premium account pursuant to a capital reduction exercise under Section 73 of the Act.

2.2 As at the Latest Practicable Date, the Company had an issued and fully paid-up share capital of approximately $385.7 million and a share premium of approximately $967.4 million. Approximately $92.6 million of share premium will be cancelled, assuming that (a) none of the outstanding KCL Options as at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy-Back Mandate, during the period between the Latest Practicable Date and the Books Closure Date. The share premium cancelled will be applied to return to all Shareholders, $0.12 in cash for each issued and fully paid-up Share held as at the Books Closure Date.

2.3 If assuming that during the period between the Latest Practicable Date and the Books Closure Date, (a) all the outstanding KCL Options at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy-Back Mandate, the maximum amount of share premium which will be cancelled pursuant to the Proposed Capital Distribution is approximately $94.4 million.

2.4 Share Capital: As at the Latest Practicable Date, the share capital of the Company comprise of 771,376,091 issued and fully paid-up Shares.

2.5 KCL Options: As at the Latest Practicable Date, there were outstanding KCL Options enabling the holders thereof to subscribe for an aggregate 14,942,666 Shares.

2.6 Adjustments to KCL Options: As a consequence of the Proposed Capital Distribution, the subscription price at which each KCL Option may be exercised into a Share will be adjusted by the Remuneration and Share Option Committee in such manner as the Committee on the advice of the Company's auditors shall deem fit. Written notification of such adjustments to the subscription prices shall be given to the holders of the KCL Options in accordance with the rules of the Share Option Scheme.

3. CONFIRMATION FROM AUDITORS

PricewaterhouseCoopers, the Company's auditors, has by its letter dated 3 April 2003 confirmed that, as at the Latest Practicable Date, the Company has sufficient share premium available for the Company to satisfy the Proposed Capital Distribution in full.

4. TAXATION

4.1 The Proposed Capital Distribution has no tax consequence for the Company. It will be regarded as being capital in nature and will not be treated as distribution of income to Shareholders for Singapore income tax purposes.

4.2 Shareholders should however note that the foregoing statements are not to be regarded as advice on the tax position of any Shareholder, or on any tax implications arising from the Proposed Capital Distribution. Shareholders who are in doubt as to their personal tax positions or any such tax implications or who may be subject to tax in a jurisdiction other than in Singapore should consult their own professional advisers.

5. RATIONALE FOR THE PROPOSED CAPITAL DISTRIBUTION

5.1 The main objectives of the Proposed Capital Distribution are to reward Shareholders for their continued support of the Company and to improve its capital structure. The Proposed Capital Distribution will reduce Shareholders' funds as at 31 December 2002 from $2.72 billion to $2.63 billion. This reduction will result in a higher return on equity. As set out in paragraph 7.5 below, the proforma return on equity of the Group will improve from 13.4% before the Proposed Capital Distribution to 13.8% after the Proposed Capital Distribution.

5.2 As at the Latest Practicable Date, the Proposed Capital Distribution will enable the Company to efficiently return to Shareholders, approximately between $92.6 million and $94.4 million (depending on the number of KCL Options that are exercised and Share Buy Back before the Books Closure Date) as there will be no tax consequence for the Company.

6. CONDITIONS FOR THE PROPOSED CAPITAL DISTRIBUTION

6.1 Conditions: The Proposed Capital Distribution is subject to the following conditions:–

(i) the approval of Shareholders by way of a special resolution at the EGM (the special resolution is set out in the Notice of EGM on page 12 of this Circular); and

(ii) the approval of the Proposed Capital Distribution by the High Court.

6.2 Payment Date: On the lodgement of the office copy of the Order of Court confirming the Proposed Capital Distribution with the Registrar of Companies and Businesses of Singapore, the resolution for the capital reduction shall take effect. The Proposed Capital Distribution will be made thereafter. Subject to the above conditions being satisfied, we plan to make the Proposed Capital Distribution to Shareholders tentatively on or around 16 July 2003. Please refer to further details under "Shareholders' Entitlement to the Capital Distribution" on page 8 of this Circular.

7. FINANCIAL EFFECTS OF THE PROPOSED CAPITAL DISTRIBUTION

7.1 Share Capital: There will be no impact on the share capital of the Company or par value of the Shares as a result of the Proposed Capital Distribution.

7.2 Earnings: Assuming that the Proposed Capital Distribution was completed on 1 January 2002, the proforma financial effect on the earnings of the Group for the financial year ended 31 December 2002 will be as follows:–

	Audited for the financial year ended 31 December 2002	Proforma after the Proposed Capital Distribution
Earnings (S$'000)	355,573	353,772
Weighted average of issued and paid-up Shares in year 2002 ('000)	767,805	767,805
Earnings per Share (cents)	46.31	46.08

7.3 NTA: The Proposed Capital Distribution will not have a material impact on the NTA of the Group as at 31 December 2002. Assuming that the Proposed Capital Distribution was completed on 31 December 2002, the proforma financial effect on the NTA of the Group and the NTA per Share as at 31 December 2002 will be as follows:–

	Audited as at 31 December 2002	Proforma after the Proposed Capital Distribution
NTA (S$'000)	2,576,153	2,483,775
Number of issued and paid-up Shares ('000)	769,814	769,814
NTA per Share	$3.35	$3.23

7.4 Net Gearing: Assuming that the Proposed Capital Distribution was completed on 31 December 2002, the proforma effect on the net gearing of the Group as at 31 December 2002 will be as follows:–

	Audited as at 31 December 2002	Proforma after the Proposed Capital Distribution
Net Borrowings (S$'000)	3,889,843	3,982,221
Capital Employed (S$'000)	3,872,144	3,779,766
Net Gearing (times)	1.00	1.05

7.5 Return on Equity: Assuming that the Proposed Capital Distribution was completed on 1 January 2002, the proforma effect on the return of equity of the Group for the financial year ended 31 December 2002 will be as follows:–

	Audited for the financial year ended 31 December 2002	Proforma after the Proposed Capital Distribution
Earnings[1] (S$'000)	355,573	353,772
Average Shareholders' Funds (S$'000)	2,651,070	2,558,692
Return on Equity (%)	13.4%	13.8%

(1) For the purposes of the above calculations, "Earnings" means Profit after tax and minority interest before exceptional items and "Average Shareholders' Funds" means the average of shareholders' funds at the beginning and ending of the year.

8. SHAREHOLDERS' ENTITLEMENT TO THE CAPITAL DISTRIBUTION

8.1 Notice of Books Closure Date: Upon obtaining the High Court's sanction and confirmation of the Proposed Capital Distribution, an announcement will be made to notify Shareholders of the Books Closure Date.

8.2 Entitlement: Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a cash payment of $0.12 for each Share held as at the Books Closure Date.

8.3 Scripless Shares: With respect to Shareholders with Shares standing to the credit of their Securities Account as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, remit to CDP the aggregate cash amount of the entitlements to the Proposed Capital Distribution payable to all such Shareholders. CDP will despatch to such Shareholders the cheques for the appropriate amount of the Proposed Capital Distribution payable to them, by ordinary post at their own risk. The cheques will be sent to the addresses stated in the Depository Register on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. Neither the Company nor CDP shall be liable for any loss in transmission. CDP will not credit the aggregate cash amounts directly to such Shareholders' bank accounts designated for the crediting of dividend and other distributions.

8.4 Scrip Shares: With respect to Shareholders (other than CDP) whose names are registered in the Register of Members of the Company as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, despatch the cheques for the appropriate amount of the Proposed Capital Distribution payable to such Shareholders by ordinary post at their own risk, addressed to their respective addresses in the Register of Members of the Company on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. The Company shall not be liable for any loss in transmission.

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

9.1 Directors: As at the Latest Practicable Date, the interests of the Directors in the Shares and KCL Options as recorded in the Register of Directors' Shareholdings are as set out below:–

Name of Director	Number of Shares				Number of Shares comprised in KCL Options
	Direct Interest		Indirect Interest		
	No.	%[1]	No.	%[1]	
Lim Chee Onn	600,083	0.08	—	—	1,222,000
Cham Tao Soon	—	—	25,416	nm[2]	—
Bernard Tan Tiong Gie	—	—	—	—	—
Lim Hock San	—	—	—	—	—
Khoo Teng Chye	—	—	—	—	—
Sven Bang Ullring	9,000	n.m[2]	—	—	—
Tony Chew Leong-Chee	—	—	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—	—	—
Andrew Ang	—	—	—	—	—
Lim Hwee Hua (Mrs)	—	—	—	—	—
Choo Chiau Beng	377,583	0.05	—	—	932,000
Teo Soon Hoe	767,166	0.10	—	—	932,000

Notes:–

(1) Based on the total issued and paid-up ordinary share capital of 771,376,091 Shares.

(2) Not meaningful

9.2 Substantial Shareholders: As at the Latest Practicable Date, the interests of the Substantial Shareholders in the Shares as recorded in the Register of Substantial Shareholders are as set out below:–

Name of Substantial Shareholder	Number of Shares			
	Direct Interest		Indirect Interest	
	No.	%[1]	No.	%[1]
Temasek Holdings (Private) Limited[2]	246,377,760	31.94	622,500	0.08

Notes:–

(1) Based on the total issued and paid-up ordinary share capital of 771,376,091 Shares.

(2) By operation of Section 7 of the Companies Act, Temasek Holdings (Private) Limited is deemed to be interested in the 622,500 Shares held by Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies and Singapore Power Ltd.

9.3 Interest of Directors: No Director has any interest, direct or indirect, in the Proposed Capital Distribution (other than by reason only of being a Director or a holder of Shares or KCL Options).

10. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 12 of this Circular, will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 22 May 2003 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modification, the Special Resolution set out in the Notice of EGM on page 12 of this Circular.

11. DIRECTORS' RECOMMENDATION

Having considered the terms and rationale for the Proposed Capital Distribution, the Directors are of the opinion that the Proposed Capital Distribution is in the interests of the Company. Accordingly, the Directors recommend that you VOTE IN FAVOUR of the Special Resolution to be proposed at the EGM.

12. ACTION TO BE TAKEN BY SHAREHOLDERS

12.1 EGM: You will find enclosed with this Circular, a Notice of EGM and a Proxy Form. If you are unable to attend the EGM and you wish to appoint a proxy to attend and vote on your behalf, you should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not later than 48 hours before the time fixed for the EGM. Your completion and return of the Proxy Form will not prevent you from attending and voting in person at the EGM if you so wish, in place of your proxy.

12.2 Note for Depositors: A Depositor shall not be regarded as a member entitled to attend, speak and vote at the EGM unless his name appears in the Depository Register 48 hours before the time appointed for holding the EGM.

13. DIRECTORS' RESPONSIBILITY STATEMENT

13.1 This Circular has been seen and approved by all the Directors who collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

13.2 Where information has been derived or reproduced from publicly available sources, the sole responsibility of the Directors has been to ensure that such information is accurately reflected or reproduced in this Circular.

14. CONSENT

PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto in the form and context in which its name appears in this Circular.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the registered office of the Company during normal business hours from the dates specified below up to the date of the EGM:–

(i) from the date of this Circular, the Memorandum and Articles of Association of the Company;

(ii) from the date of this Circular, the Summary Financial Report of the Company for the financial year ended 31 December 2002;

(iii) from the date of this Circular, the letter of confirmation from PricewaterhouseCoopers referred to in paragraph 3 above; and

(iv) from 6 May 2003, the Annual Report of the Company for the financial year ended 31 December 2002.

Yours faithfully,
for and on behalf of the Board of Directors of
KEPPEL CORPORATION LIMITED

Lim Chee Onn
Executive Chairman

KEPPEL CORPORATION LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Keppel Corporation Limited (the "Company") will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 22 May 2003 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modification, the following special resolution:–

SPECIAL RESOLUTION: THE PROPOSED CAPITAL DISTRIBUTION

That:–

1. the sum standing to the credit of the share premium account of the Company be reduced by the sum of up to $94,358,251 and that such reduction be effected by returning $0.12 in cash for each issued and fully paid-up ordinary shares of $0.50 each in the capital of the Company held as at a books closure date to be determined by the Directors; and

2. the Directors and each of them be authorised and empowered to complete and do and execute all such acts and things as they or he may consider necessary or expedient to give effect to this Resolution, with such modifications thereto (if any) as they or he shall think fit in the interests of the Company.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
Singapore
21 April 2003

Notes:–

1. A Shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

PROXY FORM FOR SHAREHOLDERS



Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

IMPORTANT:–

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM – EXTRAORDINARY GENERAL MEETING

I/We, ______________________________ (Name)

of ______________________________ (Address)

being a Shareholder(s) of KEPPEL CORPORATION LIMITED hereby appoint:–

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Shareholders of the Company to be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966, on 22 May 2003 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place), and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Special Resolution to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Special Resolution	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	No. of Votes For**	No. of Votes Against**
To Approve the Proposed Capital Distribution				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this ______ day of ______________ 2003

Total Number of Shares held	

____
Signature(s) or Common Seal of Member(s)

Important:
Please read the notes overleaf before completing this Proxy Form.

Fold and glue along dotted line

Fold and glue along dotted line

Fold and glue along dotted line

Notes:-

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you only have Shares registered in your name in the Register of Members, you should insert that number of Shares. However, if you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company. Where a Shareholder appoints two proxies, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy. If no percentage is specified, the first named proxy shall be deemed to represent 100 per cent. of the shareholding and the second named proxy shall be deemed to be an alternate to the first named.
3. The instrument appointing a proxy or proxies must be deposited at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

(2) Fold along this line

Affix
postage
stamp

The Company Secretary
KEPPEL CORPORATION LIMITED
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

(1) Fold along this line

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
5. A corporation which is a Shareholder may authorise, by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose Shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by The Central Depository (Pte) Limited to the Company.

SNP-RR Donnelley Financial 6320503